SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  March 31, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Put Agreement
Contract Assignment Arrangement Agreement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 31, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

PUT AGREEMENT
     THIS AGREEMENT is made as of August 13, 2008
BETWEEN:
RIO TINTO ALCAN PTE LTD., a corporation incorporated under the laws of Singapore (hereinafter referred to as “Rio Tinto Procurement”)
- and -
IVANHOE MINES MONGOLIA INC. LLC, a corporation incorporated under the laws of Mongolia (hereinafter referred to as the “OT Subsidiary”)
- and -
IVANHOE MINES LTD., a corporation continued under the laws of the Yukon territory (hereinafter referred to as “Ivanhoe”)
     WHEREAS pursuant to the terms and conditions of the contract assignment arrangement agreement entered into on the date hereof between Rio Tinto Procurement, the OT Subsidiary and Ivanhoe (the “Contract Assignment Arrangement Agreement”), Rio Tinto Procurement will acquire from the OT Subsidiary, and the OT Subsidiary will assign and sell to Rio Tinto Procurement, all of the OT Subsidiary’s rights, title and interest to certain contracts between the OT Subsidiary and various equipment manufacturers and suppliers in respect of certain long lead-time items of equipment to be used in the OT Project (as defined herein), certain related services contracts and certain equipment supplied under those contracts, as more particularly described in the Contract Assignment Arrangement Agreement;
     AND WHEREAS the parties hereto desire to provide for a put option whereby Rio Tinto Procurement has the right to require the OT Subsidiary to acquire Subject Contracts and Subject Equipment (as such terms are defined herein) acquired by Rio Tinto Procurement pursuant to the terms of the Contract Assignment Arrangement Agreement and any Subject Equipment acquired by Rio Tinto Procurement pursuant to the terms of Subject Contracts, subject to the terms and conditions of this Agreement;
     NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of Rio Tinto Procurement entering into the Contract Assignment Arrangement Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1 — INTERPRETATION
1.01 Definitions
     In this Agreement, unless the context otherwise requires, capitalized terms have the meanings given to them in Schedule “A” hereto.
1.02 Interpretation
     For the purposes of this Agreement, except as otherwise expressly provided:
     (a) this “Agreement” means this agreement, including the schedules hereto, and not any particular article, section or other subdivision hereof, as it may be amended from time to time;
     (b) all references in this Agreement to a designated article, section or other subdivision or to a schedule are references to the designated article, section or other subdivision of, or schedule to, this Agreement;
     (c) the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision or schedule unless the context or subject matter otherwise requires;
     (d) the division of this Agreement into articles, sections and other subdivisions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;
     (e) unless otherwise provided herein, all references to currency in this Agreement are to lawful money of the United States of America and, for greater certainty, “$” means United States dollars;
     (f) a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;
     (g) the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;
     (h) words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities;

     (i) in the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and
     (j) all references to “approval”, “authorization” or “consent” in this Agreement mean written approval, authorization or consent.
1.03 Schedules
     Attached to and forming part of this Agreement are the following schedules:
     Schedule “A” — Definitions;
     Schedule “B” — Put Notice of Exercise;
     Schedule “C” — Rio Tinto Procurement’s Representations and Warranties;
     Schedule “D” — OT Subsidiary’s Representations and Warranties; and
     Schedule “E” — Ivanhoe’s Representations and Warranties.
ARTICLE 2 — GRANT AND EXERCISE OF PUT OPTION
2.01 Grant and Exercise of Put Option
     (1) The OT Subsidiary hereby grants to Rio Tinto Procurement an exclusive and irrevocable option (the “Put Option”) to require the OT Subsidiary to purchase such Assets as Rio Tinto Procurement desires to transfer to the OT Subsidiary for the Reimbursement Amount in respect of such Assets subject to the terms and conditions hereof.
     (2) The Put Option may be exercised in whole or in part only by Rio Tinto Procurement delivering to the OT Subsidiary a duly completed notice with respect to the exercise of the Put Option substantially in the form of Schedule “B” hereto (the “Put Notice of Exercise") at any time during the Option Period. The Put Option may be exercised by Rio Tinto Procurement once only, and once the Put Notice of Exercise is delivered it may not be revoked without the written consent of the OT Subsidiary.
     (3) If a Put Notice of Exercise is delivered by Rio Tinto Procurement to the OT Subsidiary, Rio Tinto Procurement shall transfer to the OT Subsidiary, and the OT Subsidiary shall acquire from Rio Tinto Procurement, such Assets as are specified by Rio Tinto Procurement in the Put Notice of Exercise for the applicable Reimbursement Amounts in respect of such Assets upon and subject to the terms and conditions of this Agreement. Such Assets shall be transferred to the OT Subsidiary free and clear of Encumbrances, other than Encumbrances (i) existing at the time such Assets were transferred by the OT Subsidiary to Rio Tinto Procurement pursuant to the Contract Assignment Arrangement Agreement or (ii) coming into existence thereafter in accordance with the terms of the corresponding Subject Contracts.

     (4) The Put Option shall terminate if (a) it is not exercised by Rio Tinto Procurement on or prior to the Option Expiry Date or (b) the Approved OT Investment Contract Date has not occurred prior to October 26, 2012.
2.02 Third Party Consents
     The transfer of any Assets by Rio Tinto Procurement to the OT Subsidiary upon the exercise of the Put Option will be subject to any third party consents or approvals required (including of any contract counterparties) being received on terms satisfactory to the parties hereto, acting reasonably.
ARTICLE 3 — GRANT AND EXERCISE OF RIGHT OF FIRST REFUSAL
3.01 Grant and Exercise of Right of First Refusal
     (1) Subject to the terms of this Article, the OT Subsidiary shall have rights of first refusal (the “ROFR”) to acquire any Assets which Rio Tinto Procurement wishes to use, sell, transfer or otherwise dispose of.
     (2) If, at any time and from time to time prior to the Option Expiry Date, Rio Tinto Procurement is contemplating (i) the use by Rio Tinto Procurement and/or any of its Affiliates of any of the equipment comprising the Assets; and/or (ii) any transaction or related series of transactions involving any sale, transfer or other disposition by Rio Tinto Procurement and/or any of its Affiliates, directly or indirectly, of any of the Assets, Rio Tinto Procurement may give written notice (a “ROFR Transfer Notice”) to the OT Subsidiary, identifying the contemplated Assets to be used, sold, transferred or otherwise disposed of. For greater certainty, Rio Tinto Procurement may not use, sell, transfer or otherwise dispose of Assets in respect of which the OT Subsidiary retains the ROFR without first giving a ROFR Transfer Notice and complying with the provisions of this Article. Notwithstanding the foregoing, Rio Tinto Procurement may sell or transfer Assets to one or more of its Affiliates (and any such Affiliates may in turn sell or transfer Assets to one or more other Affiliates) without any ROFR on the part of the OT Subsidiary; provided that (i) the assignee Affiliate may not use, sell, transfer or otherwise dispose of the subject Assets (other than a further sale or transfer to another Affiliate to which the ROFR does not apply as aforesaid) without complying with this Article and (ii) not later than concurrently with any such sale or transfer the assignee Affiliate enters into an instrument agreeing to be bound by this Article, it being acknowledged and agreed by the OT Subsidiary that the assignee Affiliate shall thereafter have the Put Option in respect of the subject Assets.
     (3) Upon receiving a ROFR Transfer Notice, the OT Subsidiary will have the ROFR to acquire all (but not less than all) of the Assets specified in the ROFR Transfer Notice for the applicable ROFR Amount. The OT Subsidiary may exercise the ROFR in respect of such Assets by providing written notice to Rio Tinto Procurement (or, if applicable, its Affiliate which has given the ROFR Transfer Notice) of such exercise (the “ROFR Notice of Exercise”) within 45 days of receipt by the OT Subsidiary of the ROFR Transfer Notice (the “ROFR Exercise Period”).

     (4) If a ROFR Notice of Exercise is so delivered during the ROFR Exercise Period, Rio Tinto Procurement (or, if applicable, its Affiliate which has given the ROFR Transfer Notice) shall transfer to the OT Subsidiary, and the OT Subsidiary shall acquire from Rio Tinto Procurement (or, if applicable, its Affiliate which has given the ROFR Transfer Notice), such Assets as are specified in the subject ROFR Transfer Notice for the applicable ROFR Amount in respect of such Assets, upon and subject to the terms and conditions of this Agreement. Such Assets shall be transferred to the OT Subsidiary free and clear of Encumbrances, other than Encumbrances (i) existing at the time such Assets were transferred by the OT Subsidiary to Rio Tinto Procurement pursuant to the Contract Assignment Arrangement Agreement or (ii) coming into existence thereafter in accordance with the terms of the corresponding Subject Contracts.
     (5) If the ROFR is not exercised in respect of the subject Assets prior to the expiry of the subject ROFR Exercise Period, or if the OT Subsidiary gives notice to Rio Tinto Procurement (or, if applicable, its Affiliate which has given the ROFR Transfer Notice) during the subject ROFR Exercise Period that it does not intend to exercise the ROFR in respect of such Assets, then the ROFR in respect of such Assets shall terminate and Rio Tinto Procurement and/or any of its Affiliates may at any time thereafter use, sell, transfer or otherwise dispose of such Assets in their absolute discretion.
     (6) Subject to Section 3.03, the ROFR shall terminate upon the earlier of the Option Expiry Date and October 26, 2012.
3.02 Third Party Consents
     The transfer of any Assets by Rio Tinto Procurement or its Affiliates to the OT Subsidiary upon the exercise of the ROFR will be subject to any third party consents or approvals required (including of any contract counterparties) being received on terms satisfactory to the Parties, acting reasonably.
3.03 Termination upon Breach
     Upon the occurrence of an Event of Default or a material breach of any of the Transaction Documents (in respect of a material breach, after any applicable cure period has lapsed), the ROFR shall terminate with immediate effect.
3.04 Reimbursement of Costs
     As consideration in respect of its rights pursuant thereto, while the OT Subsidiary retains the ROFR it shall reimburse Rio Tinto Procurement on a calendar quarterly basis for all contract management (including by Fluor Canada Ltd., Fluor Mongolia LLC and any other company within the Fluor group of companies) and administration, insurance, transport, storage and other reasonable costs (excluding payments and prepayments for the Assets themselves) incurred by Rio Tinto Procurement and any of its Affiliates in respect of the Assets (other than any Assets in respect of which the ROFR has terminated). The OT Subsidiary shall make the payment in United States dollars in respect of each quarter within 28 days of receiving a statement from or on behalf of Rio Tinto Procurement as to the items to be reimbursed and the aggregate reimbursement amount. For purposes of determining a reimbursement amount in respect of a particular item where costs incurred by Rio Tinto Procurement or any of its Affiliates were in a currency other than U.S. dollars (the “Foreign Currency”), such reimbursement amount shall be calculated by Rio Tinto (whose calculation shall be final and binding absent manifest error) and determined by converting the amount of the Foreign Currency costs into U.S. dollars at the prevailing U.S. dollar:Foreign Currency spot exchange rate as selected by Rio Tinto on the day such costs were incurred.
ARTICLE 4 — CLOSING
4.01 Put Closing
     If Rio Tinto Procurement delivers to the OT Subsidiary a Put Notice of Exercise:
(a)	the sale of such Assets as are specified in the Put Notice of Exercise will, subject to the terms and conditions of this Agreement including Sections 2.02 and 5.01, be completed on the date (the “Put Closing Date”) that is thirty (30) days following the date of receipt by the OT Subsidiary of the Put Notice of Exercise or such later date as all the conditions to such sale hereunder are satisfied or such other date as may be mutually agreed upon by the Parties, provided that, notwithstanding the foregoing, the sale of any such Assets that is equipment located in the United States will, subject to the terms and conditions of this Agreement, be completed on the date that is seven (7) days following the date such equipment is transferred to a location outside of the United States or such other date as may be mutually agreed upon by the parties hereto;

(b)	the Reimbursement Amount in respect of such Assets will be satisfied by the OT Subsidiary by wire transfer payment in United States dollars to Rio Tinto Procurement (or, if applicable, its subject Affiliate) on the Put Closing Date. Such payment shall be made to such account as may be specified by Rio Tinto Procurement (or, if applicable, its subject Affiliate) prior to the Put Closing Date); and

(c)	Rio Tinto Procurement (or, if applicable, its subject Affiliate) shall, for no additional consideration, assign and transfer such service contracts, bank warranties, letters of credit and retention bonds related to such Assets as the OT Subsidiary may reasonably request and which were assigned and transferred by the OT Subsidiary pursuant to section 5.01(n) or (o) of the Contract Assignment Arrangement Agreement, it being acknowledged by the OT Subsidiary that it will in turn be required to assume the obligations of Rio Tinto Procurement (or, if applicable, its subject Affiliate) under such related contracts.
4.02 ROFR Closing
     If the OT Subsidiary delivers to Rio Tinto Procurement (or, if applicable, its subject Affiliate) a ROFR Notice of Exercise:

(a)	the sale of such Assets as are specified in the relevant ROFR Transfer Notice will, subject to the terms and conditions of this Agreement including Sections 3.02 and 5.01, be completed on the date (the “ROFR Closing Date”) that is thirty (30) days following the date of receipt by Rio Tinto Procurement (or, if applicable, its subject Affiliate) of the ROFR Notice of Exercise or such later date as all the conditions to such sale hereunder are satisfied or such other date as may be mutually agreed upon by the parties hereto, provided that, notwithstanding the foregoing, the sale of any such Assets that is equipment located in the United States will, subject to the terms and conditions of this Agreement, be completed on the date that is seven (7) days following the date such equipment is transferred to a location outside of the United States or such other date as may be mutually agreed upon by the parties hereto;

(b)	the ROFR Amount in respect of such Assets will be satisfied by the OT Subsidiary by wire transfer payment in United States dollars to Rio Tinto Procurement (or, if applicable, its subject Affiliate) on the ROFR Closing Date. Such payment shall be made to such account as may be specified by Rio Tinto Procurement (or, if applicable, its subject Affiliate) prior to the ROFR Closing Date); and

(c)	Rio Tinto Procurement (or, if applicable, its subject Affiliate) shall, for no additional consideration, assign and transfer such service contracts, bank warranties, letters of credit and retention bonds related to such Assets as the OT Subsidiary may reasonably request and which were assigned and transferred by the OT Subsidiary pursuant to section 5.01(n) or (o) of the Contract Assignment Arrangement Agreement, it being acknowledged by the OT Subsidiary that it will in turn be required to assume obligations of Rio Tinto Procurement (or, if applicable, its subject Affiliate) under such related contracts.
4.03 Time and Location of Closing
     Any transfer of Assets upon the exercise of the Put Option or ROFR will be completed at the relevant Time of Closing at the offices of McCarthy Tétrault LLP, Suite 1300, Pacific Centre, 777 Dunsmuir Street, Vancouver, British Columbia. All equipment comprising such Assets shall be deemed to be delivered at the place where such equipment is located.
ARTICLE 5 — DETERMINATION OF CONSIDERATION
5.01 Determination of Reimbursement Amount and ROFR Amount
     (1) Each of the parties hereto agrees to use its commercially reasonable efforts to cause the Reimbursement Amount or the ROFR Amount, as applicable, to be finally determined as quickly as possible and, in any event, no later than three (3) Business Days prior to the Put Closing Date or ROFR Closing Date, as applicable, failing which the matter will be referred for expert determination in accordance with the process outlined in Section 5.01(2).
     (2) Any dispute as to the determination of either the Reimbursement Amount or the ROFR Amount shall be determined by an independent expert (the “Expert”) to be appointed by agreement between the parties hereto or, failing such agreement within twenty (20) Business Days of the dispute arising, at the request of any of the Parties, by an independent expert to be selected by the Canadian Institute of Chartered Business Valuators. The Expert will be deemed to act as an expert and not as an arbitrator. The determination of the Expert as to the Reimbursement Amount or ROFR Amount shall be made within 20 Business Days of his or her appointment as Expert and shall be final and binding on the Parties. The fees of the Expert shall be borne equally by Rio Tinto Procurement and the OT Subsidiary.
     (3) The Reimbursement Amount and ROFR Amount will be determined in United States dollars. For purposes of determining the Reimbursement Amount and ROFR Amount in respect of a particular item where an amount paid or cost incurred by Rio Tinto Procurement or any of its Affiliates was in a currency other than U.S. dollars (the “Foreign Currency”), such amount shall be calculated by Rio Tinto (whose calculation shall be final and binding absent manifest error) and determined by converting the amount of the Foreign Currency payment or cost into U.S. dollars at the prevailing U.S. dollar:Foreign Currency spot exchange rate as selected by Rio Tinto on the day such payment was made or such cost was incurred.
5.02 Subsequent Disposition of Assets by OT Subsidiary
     Notwithstanding any other provision of this Agreement, if, within one (1) year of the acquisition by the OT Subsidiary of any Asset pursuant to either the Put Option or the ROFR, the OT Subsidiary sells, transfers or otherwise disposes of any interest in such Asset for a consideration (after deducting any reasonable out-of-pocket expenses incurred by the OT Subsidiary in respect of storage, maintenance and insurance of such Asset following its acquisition thereof) greater in value than that paid by it in respect of such Asset pursuant to the Put Option or the ROFR, the OT Subsidiary shall, simultaneously with the sale, transfer or disposition by it of such Asset, pay the difference in consideration in respect of such Asset by wire transfer payment in United States dollars to Rio Tinto Procurement (or, if applicable, its subject Affiliate) as additional consideration. The OT Subsidiary shall not sell, transfer or otherwise dispose of any interest in an Asset during such one (1) year period to any person not at arm’s length to the OT Subsidiary unless (i) such person first enters into a written instrument, in form satisfactory to Rio Tinto Procurement acting reasonably, to be bound by the provisions of this section (including, for greater certainty, both items (i) and (ii) of this sentence in respect of any subsequent proposed sale, transfer or other disposition of the Asset) in the place and stead of the OT Subsidiary and (ii) Ivanhoe extends the Guarantee to cover such obligations of such person.

ARTICLE 6 — REPRESENTATIONS, WARRANTIES AND COVENANTS
6.01 Rio Tinto Procurement
     (1) Until the earliest of: (i) completion of the exercise of the Put Option; (ii) the termination of the Put Option; (iii) the completion of the exercise of the ROFR; and (iv) the termination of the ROFR in accordance with the terms and conditions of this Agreement, in respect of any Assigned Contract Rio Tinto Procurement will obtain the OT Subsidiary’s prior written consent before omitting or delaying to take any material action as may be required by, or agreeing to the material amendment or variation of the terms of, such Assigned Contract.
     (2) Rio Tinto Procurement makes the representations and warranties set forth in Schedule “C” as at the date of this Agreement and acknowledges that such representations and warranties are made with the intention that they may be relied upon by the OT Subsidiary and Ivanhoe.
     (3) Rio Tinto Procurement will use its commercially reasonable efforts to procure all required third party consents and approvals (including of any contract counterparties) in connection with the transfer of any Assets upon the exercise of the Put Option or the ROFR.
     (4) While the OT Subsidiary retains the ROFR, Rio Tinto Procurement will give notice to the OT Subsidiary of any individual cost (to which Section 3.04 may apply) incurred by Rio Tinto Procurement in a Foreign Currency exceeding $200,000 (determined by converting the amount of the Foreign Currency cost into U.S. dollars at the prevailing U.S. dollar:Foreign Currency spot exchange rate as selected by Rio Tinto on the day such cost was incurred) within 15 days following the day on which such cost was incurred.
6.02 OT Subsidiary and Ivanhoe
     (1) Without prejudice to any other agreements or arrangements between the parties, until the earlier of: (i) completion of the exercise of the Put Option; and (ii) the termination of the Put Option in accordance with the terms and conditions of this Agreement, neither the OT Subsidiary nor Ivanhoe will, directly or indirectly, sell, transfer or otherwise dispose of any of its legal or beneficial interest, direct or indirect, in any of the mineral rights in respect of the OT Project (or any interest in any of them) without the prior written consent of Rio Tinto Procurement.
     (2) The OT Subsidiary and Ivanhoe make the representations and warranties set forth in Schedules “D” and “E”, respectively, as at the date of this Agreement and as at each Time of Closing and acknowledge that such representations and warranties are made with the intention that they may be relied upon by Rio Tinto Procurement.
     (3) Each of Ivanhoe and the OT Subsidiary will use its commercially reasonable efforts to procure all required third party consents and approvals (including of any contract counterparties) in connection with the transfer of any Assets upon the exercise of the Put Option or the ROFR.
ARTICLE 7 — GENERAL
7.01 Time of the Essence
     Time shall be of the essence of this Agreement.
7.02 Benefit of the Agreement
     This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.
7.03 Entire Agreement
     This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.
7.04 Further Assurances
     Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.
7.05 Severability
     If any provision of this Agreement or any part hereof or thereof shall be found or determined to be invalid, illegal or unenforceable in any jurisdiction, it shall for the purposes of such jurisdiction only be severable from this Agreement and the remainder of this Agreement shall for the purposes of such jurisdiction only be construed as if such invalid, illegal or unenforceable provision or part had been deleted.
7.06 Public Announcements and Disclosure
     Prior to any Party or any of such Party’s Affiliates making or issuing any press release or other public announcement or disclosure of the subject matter of this Agreement, the Party will first consult with the other Parties at the earliest opportunity, and in any event not later than 48 hours before the proposed time of announcement, as to the content and timing of such announcement or disclosure, unless in the good faith judgment of such Party, there is not sufficient time to consult with the other Parties before such announcement or disclosure must be made under Applicable Laws; but in such event, the disclosing Party will notify the other Parties before such announcement or disclosure is made if at all reasonably possible and, if not, as soon as reasonably possible thereafter. This Section 7.06 shall not be construed so as to prevent any Party, or any of such Party’s Affiliates, from fully and timely complying with their continuous disclosure obligations under Applicable Law and stock exchange rules.
7.07 Amendments and Waivers
     No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.
7.08 Currency Conversion Indemnity
If:
(a) any amount payable under, or in connection with any matter relating to or arising out of the Assigned Contracts is payable by Rio Tinto in a currency (the “Payment Currency”) other than the currency agreed to be payable by the OT Subsidiary hereunder or in connection with any matter relating to or arising out of this Agreement (the “Received Currency”), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and
(b) the amount so received by converting the Received Currency so received into the Payment Currency is less than the relevant amount of the Payment Currency;
Then:
(c) the amount so received shall constitute a discharge of the liability of the OT Subsidiary under or in connection with this Agreement only to the extent of the amount received following the conversion described in paragraph (b) above; and
(d) the OT Subsidiary shall forthwith indemnify and save Rio Tinto Procurement harmless from and against such deficiency and any loss or damage arising as a result thereof.
Any conversion pursuant to this section shall be made at such prevailing rate of exchange on such date within three (3) Business Days following the date the Received Currency is received by Rio Tinto and in such market as is determined by Rio Tinto as being the most appropriate for such a conversion. The OT Subsidiary shall in addition pay the reasonable costs of such conversion.
7.09 Taxes
     (1) All income taxes, indirect transaction taxes, duties and any other taxes or imposts (including interest and penalties in respect of the same) arising from the transfer of the Assets due to the exercise of the Put Option or ROFR shall be for the account of the OT

Subsidiary. For these purposes, “duties” mean a government tax on imports or exports of assets or equipment and includes any applicable customs, import/export duties, fees, tariffs or similar analogous taxes.
     (2) The Reimbursement Amount and all other amounts payable as a result of exercise of the Put Option or ROFR are exclusive of any indirect transaction taxes. For these purposes, “indirect transaction taxes” mean any relevant value added tax (“VAT”), goods and services tax (“GST”), sales, use or consumption or similar tax or impost imposed, levied or assessed by any Government Authority or otherwise payable.
     (3) Any withholding tax due on the interest component of the Reimbursement Amount will be borne by the OT Subsidiary through grossing-up the calculated interest to cover the required withholding tax liability.
7.10 Remedies
     Each of the parties hereto agrees that monetary damages would not alone be sufficient to remedy any breach of any term or provision of this Agreement and that the parties will also be entitled to equitable relief, including injunction and specific performance, in the event of any breach hereof and in addition to any other remedy available pursuant to this Agreement or at law or in equity.
7.11 Assignment
     Except as otherwise expressly provided, none of this Agreement, the Put Option or the ROFR may be assigned by any of the Parties without the prior written consent of the other Parties, provided that Rio Tinto Procurement may assign this Agreement (in whole or in part) to one or more of its Affiliates to which it is transferring one or more Assets (such assignment only being in respect of the subject Assets) without the consent of the other parties hereto.
7.12 Notices
     All notices and other required or permitted communications (each a “Notice”) to either party will be in writing, and will be addressed respectively as follows:
     To Rio Tinto Procurement:
Rio Tinto Alcan Pte Ltd.
3 Temasek Avenue
32-01 Centennial Tower
Singapore 039190
Facsimile No.: 65 6464 8000
Attention: Alan Hustwick
     With a copy to:
Rio Tinto International Holdings Limited

2 Eastbourne Terrace
London W2 6LG
United Kingdom
Facsimile No.: 44 20 7781 1827
Attention: Company Secretary
     And a further copy to:
Chief Executive Copper Group
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Facsimile No.: 44 20 7781 1836
     To the OT Subsidiary:
Ivanhoe Mines Mongolia Inc. LLC
c/o Ivanhoe Mines Ltd.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Facsimile No.: (604) 682 2060
Attention: Corporate Secretary
     To Ivanhoe:
Ivanhoe Mines Ltd.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Facsimile No.: (604) 682 2060
Attention: Corporate Secretary
or at such other address or fax number or to such other contact person as a party may give notice to the other party. All Notices will be given by registered mail with acknowledgement of receipt, or by courier, or by fax, with confirmation by registered mail or courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:
(a) if delivered by hand, immediately;
(b) in the case of delivery by mail or courier, two Business Days after the date of posting (if posted or couriered to an address in the same country) or five Business Days after the date of posting (if sent by courier to an address in another country); and

(c) in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error.
but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day in the place to which the notice or communication is sent or is received later than 4:00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.
7.13 Governing Law
     This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.
7.14 Arbitration
     All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in force at the time the arbitral proceedings commence. The place of arbitration shall be Vancouver, Canada and the proceedings shall be conducted in English.
7.15 Counterparts
     This Agreement may be executed in any number of counterparts, and it will not be necessary that the signatures of both parties be contained on any counterpart. Each counterpart will be deemed an original, but all counterparts together will constitute one and the same instrument. Either party may deliver an executed copy of this Agreement by facsimile or e-mail transmission, provided such party shall thereafter deliver to the other party an original executed copy of this Agreement.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

RIO TINTO ALCAN PTE LTD.
Per:	/s/ Michael Le Pacie
	Name:	Michael Le Pacie
	Title:	Director

Per:	/s/ Yoshio Nagai
	Name:	Yoshio Nagai
	Title:	Director

IVANHOE MINES MONGOLIA INC. LLC
Per:	/s/ Tony Giardini
	Name:	Tony Giardini
	Title:	Executive Director, Finance

IVANHOE MINES LTD.
Per:	/s/ Tony Giardini
	Name:	Tony Giardini
	Title:	Chief Financial Officer

SCHEDULE “A”
DEFINITIONS
     “Affiliate” means, in respect of a specified person, any person which Controls, is Controlled by, or is under common Control with, such specified person and, in the case of Rio Tinto Procurement, “Affiliate” includes any member of the Rio Tinto Group.
     “Agreement” has the meaning ascribed thereto in Section 1.02(a).
     “Applicable Law” has the meaning ascribed thereto in the Private Placement Agreement.
     “Approved OT Investment Contract Date” has the meaning ascribed thereto in the Private Placement Agreement.
     “Assets” means (i) the Assigned Contracts, as they may be amended from time to time, (ii) the Sold Equipment and (iii) the equipment which is hereafter acquired by Rio Tinto Procurement pursuant to the Assigned Contracts.
     “Assigned Contracts” means those Subject Contracts that have been assigned to Rio Tinto pursuant to the terms of the Contract Assignment Arrangement Agreement.
     “Business Day” has the meaning ascribed thereto in the Private Placement Agreement.
     “Contract Assignment Arrangement Agreement” has the meaning ascribed thereto in the Recitals to this Agreement.
     “Control” has the meaning ascribed thereto in the Private Placement Agreement.
     “Credit Agreement” means the credit agreement between Rio Tinto and Ivanhoe dated as of October 24, 2007, as it may be amended from time to time.
     “Default Date” means the earliest date upon which an Event of Default or a material breach of any of the Transaction Documents occurs.
     “Encumbrance” has the meaning ascribed thereto in the Private Placement Agreement.
     “Event of Default” has the meaning ascribed thereto in the Credit Agreement.
     “Governmental Authority” has the meaning ascribed thereto in the Private Placement Agreement.
     “Guarantee” means the guarantee of the OT Subsidiary’s obligations under this Agreement and the Contract Assignment Arrangement Agreement given by Ivanhoe in favour of Rio Tinto Procurement.

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     “Material Subsidiary” has the meaning ascribed thereto in the Private Placement Agreement.
     “Option Expiry Date” means the date which is three (3) months following the earlier of the Approved OT Investment Contract Date and the Second Closing Date.
     “Option Period” means the period commencing on the earliest of the Approved OT Investment Contract Date, the Second Closing Date and the Default Date and ending on the Option Expiry Date.
     “OT Project” has the meaning ascribed thereto in the Private Placement Agreement.
     “Parties” means, collectively, Rio Tinto Procurement, the OT Subsidiary and Ivanhoe and “Party” means any one of them.
     “person” has the meaning ascribed thereto in Section 1.02(h).
     “Private Placement Agreement” means the private placement agreement between Rio Tinto and Ivanhoe dated as of October 18, 2006, as amended by the amending agreement dated November 16, 2006 and the amending and additional rights agreement dated as of October 24, 2007, as it may be further amended from time to time.
     “Property Security Documents” means (i) the general security agreement between Rio Tinto and Ivanhoe dated October 24, 2007, (ii) the pledge agreement between Rio Tinto and Ivanhoe dated October 24, 2007, (iii) the pledge agreement between Rio Tinto, Ivanhoe Mines Delaware Holdings, LLC and Ivanhoe Mines Aruba Holdings LLC A.V.V. dated October 24, 2007 and (iv) the pledge agreement between Rio Tinto, Ivanhoe Mines Aruba Holdings LLC A.V.V. and Ivanhoe Oyu Tolgoi (BVI) Ltd. dated October 24, 2007, as they may be amended from time to time.
     “Put Closing Date” has the meaning ascribed thereto in Section 4.01(a).
     “Put Notice of Exercise” has the meaning ascribed thereto in Section 2.01(2).
     “Put Option” has the meaning ascribed thereto in Section 2.01(1).
     “Reimbursement Amount” means an amount equal to the aggregate of (i) all payments, pre-payments and other amounts paid in respect of the relevant Assets by Rio Tinto Procurement or any of its Affiliates (including pursuant to the Contract Assignment Arrangement Agreement) and, to the extent not already paid pursuant to Section 3.04, all contract management (including by Fluor Canada Ltd., Fluor Mongolia LLC and any other company within the Fluor group of companies) and administration, insurance, transport, storage and other reasonable costs incurred by Rio Tinto Procurement or any of its Affiliates in respect of the relevant Assets; (ii) an amount representing interest upon all such payments, pre-payments and other amounts specified in paragraph (i) above from the date that the same were incurred at an annual interest rate of seven per cent (7%) to be calculated and compounded quarterly on the last Business Day of March, June, September and December in each year; and (iii) the costs incurred by Rio Tinto Procurement or any of its Affiliates in

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purchasing the Assigned Contracts and the Sold Equipment and transferring the relevant Assets to the OT Subsidiary upon the exercise of the Put Option or the ROFR (such costs not to exceed $500,000 in the aggregate); provided that if there is any material damage to any item of equipment comprising the Assets to be transferred to the OT Subsidiary upon exercise of the Put Option, the portion of the Reimbursement Amount in respect of such item of equipment will be the fair market value of such equipment as at the date of such transfer as determined by the parties hereto, acting reasonably.
     “Rio Tinto” means Rio Tinto International Holdings Limited and its successors and permitted assigns under the Private Placement Agreement and Credit Agreement.
     “Rio Tinto Group” has the meaning ascribed thereto in the Private Placement Agreement.
     “ROFR” has the meaning ascribed thereto in Section 3.01(1).
     “ROFR Amount” means an amount equal to the greater of (i) the aggregate fair market value of the relevant Assets to be transferred by Rio Tinto Procurement to the OT Subsidiary as at the date of such transfer and (ii) the Reimbursement Amount in respect of such Assets.
     “ROFR Closing Date” has the meaning ascribed thereto in Section 4.02(a).
     “ROFR Exercise Period” has the meaning ascribed thereto in Section 3.01(3).
     “ROFR Notice of Exercise” has the meaning ascribed thereto in Section 3.01(3).
     “ROFR Transfer Notice” has the meaning ascribed thereto in Section 3.01(2).
     “Second Closing Date” has the meaning ascribed thereto in the Private Placement Agreement.
     “Sold Equipment” means the Subject Equipment that has been sold to Rio Tinto Procurement pursuant to the terms of the Contract Assignment Arrangement Agreement.
     “Subject Contracts” has the meaning ascribed thereto in the Contract Assignment Arrangement Agreement.
     “Subject Equipment” has the meaning ascribed thereto in the Contract Assignment Arrangement Agreement.
     “Time of Closing” means 8:00 a.m. (Vancouver time) on the Put Closing Date or subject ROFR Closing Date or such other time on the Put Closing Date or subject ROFR Closing Date as may be mutually agreed upon by Rio Tinto Procurement and the OT Subsidiary.
     “Transaction Documents” means this Agreement, the Contract Assignment Arrangement Agreement, the Private Placement Agreement, the warrant certificate relating

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to the Series A Warrants (as such term is defined in the Private Placement Agreement), the warrant certificate relating to the Series B Warrants (as such term is defined in the Private Placement Agreement), the warrant certificate relating to the Series C Warrants (as such term is defined in the Private Placement Agreement), the Credit Agreement, the Property Security Documents and the Guarantee, in each case as they may be amended or restated from time to time.

SCHEDULE “B”
PUT NOTICE OF EXERCISE
TO: IVANHOE MINES MONGOLIA INC. LLC (“IVANHOE”)
     Reference is made to the Put Agreement made as of August 13, 2008 between Rio Tinto Alcan Pte Ltd., Ivanhoe and Ivanhoe Mines Ltd. (the “Put Agreement”). Capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Put Agreement.
     The undersigned hereby exercises the Put Option to require Ivanhoe to acquire the Assets set forth on Schedule “A” hereto pursuant to the terms and conditions of the Put Agreement.
     DATED this                      day of                                          , 20      .

RIO TINTO ALCAN PTE LTD.

Name:
Title:

SCHEDULE “C”
RIO TINTO PROCUREMENT’S REPRESENTATIONS AND WARRANTIES
(a)	Rio Tinto Procurement has been duly organized and is a valid entity under the laws of Singapore and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted and to own and lease its properties and assets.

(b)	Rio Tinto Procurement has the full power and authority to do all acts and things and execute and deliver all other documents as are required under this Agreement to be done, observed or performed by it in accordance with its terms and Rio Tinto Procurement has taken all necessary action to authorize the performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with its terms.

(c)	The Transaction Documents to which it is a party have been duly executed and delivered by Rio Tinto Procurement and constitute valid and legally binding obligations of Rio Tinto Procurement enforceable against Rio Tinto Procurement in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

SCHEDULE “D”
OT SUBSIDIARY’S REPRESENTATIONS AND WARRANTIES
(a)	The OT Subsidiary has been duly organized and is a valid entity under the laws of Mongolia and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted and to own and lease its properties and assets and to the best of its knowledge, no proceedings have been taken or authorized by it or by any other person with respect to the bankruptcy, insolvency, liquidation or winding up of the OT Subsidiary.

(b)	The OT Subsidiary has the full power and authority to do all acts and things and execute and deliver all other documents as are required under the Transaction Documents to be done, observed or performed by it in accordance with their terms and the OT Subsidiary has taken all necessary action to authorize the performance of the Transaction Documents and to observe and perform the provisions of the Transaction Documents in accordance with their terms.

(c)	The Transaction Documents to which it is a party have been duly executed and delivered by the OT Subsidiary and constitute valid and legally binding obligations of the OT Subsidiary enforceable against the OT Subsidiary in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of the Transaction Documents nor the completion of the transactions contemplated thereby by the OT Subsidiary will (i) result in the violation of (A) any of the provisions of the constating documents or by-laws of the OT Subsidiary, Ivanhoe or any of the Material Subsidiaries, (B) any agreement or other instrument to which the OT Subsidiary, Ivanhoe or any of the Material Subsidiaries is a party or by which any of them is bound (including the Subject Contracts) or (C) any Applicable Law or (ii) result in (A) or permit the acceleration of the performance required by any material agreement to which the OT Subsidiary or any of its Affiliates is a party or bound or to which its or any of its Affiliates’ material assets are subject or (B) the creation or crystallisation of any Encumbrance upon the OT Subsidiary’s interest in the Subject Contracts or Subject Equipment.

(e)	Except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with, any court, Governmental Authority or any third party is required by, or with respect to, the OT Subsidiary or any of its Affiliates in connection

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with the execution, delivery and performance of this Agreement by the OT Subsidiary or the consummation by the OT Subsidiary of the transactions contemplated by this Agreement.
(f)	There is not, to the best of the OT Subsidiary’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining its ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement.

SCHEDULE “E”
IVANHOE’S REPRESENTATIONS AND WARRANTIES
(a)	Ivanhoe has been duly organized and is a valid entity under the laws of the Yukon Territory and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted and to own and lease its properties and assets and to the best of its knowledge, no proceedings have been taken or authorized by it or by any other person with respect to the bankruptcy, insolvency, liquidation or winding up of Ivanhoe.

(b)	Ivanhoe has the full power and authority to do all acts and things and execute and deliver all other documents as are required under the Transaction Documents to be done, observed or performed by it in accordance with their terms and Ivanhoe has taken all necessary action to authorize the performance of the Transaction Documents and to observe and perform the provisions of the Transaction Documents in accordance with their terms.

(c)	Except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with, any court, Governmental Authority or any third party is required by, or with respect to, Ivanhoe or any of its Affiliates in connection with the execution, delivery and performance of this Agreement by Ivanhoe and the OT Subsidiary or the consummation by Ivanhoe or the OT Subsidiary of the transactions contemplated by this Agreement.

(d)	There is not, to the Knowledge of Ivanhoe (as such term is defined in the Contract Assignment Arrangement Agreement), any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining its or the OT Subsidiary’s ability to perform their respective obligations under, or to complete any of the transactions contemplated by, this Agreement.

(e)	The Transaction Documents are in full force and effect, enforceable against the OT Subsidiary, Ivanhoe and the Material Subsidiaries, as applicable, in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(f)	The OT Subsidiary, Ivanhoe and each of the Material Subsidiaries, as applicable, has the power, authority and right to enter into and deliver the Transaction Documents.

(g)	There are no restrictions against the OT Subsidiary, Ivanhoe or any of the Material Subsidiaries, as applicable, entering into any of the Transaction

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Documents or the performance of their obligations thereunder, except as otherwise described in this Agreement.
(h)	Neither the entering into nor the delivery of the Transaction Documents nor the completion of the transactions contemplated thereby by the OT Subsidiary will (i) result in the violation of (A) any of the provisions of the constating documents or by-laws of the OT Subsidiary, Ivanhoe or any of the Material Subsidiaries, (B) any agreement or other instrument to which the OT Subsidiary, Ivanhoe or any of the Material Subsidiaries is a party or by which any of them is bound (including the Subject Contracts) or (C) any Applicable Law or (ii) result in (A) or permit the acceleration of the performance required by any material agreement to which the OT Subsidiary or any of its Affiliates is a party or bound or to which its or any of its Affiliates’ material assets are subject or (B) the creation or crystallisation of any Encumbrance upon the OT Subsidiary’s interest in the Subject Contracts or Subject Equipment.

CONTRACT ASSIGNMENT ARRANGEMENT AGREEMENT
          THIS AGREEMENT is made as of August 13, 2008
Between
RIO TINTO ALCAN PTE LTD., a corporation incorporated under the laws of Singapore (hereinafter referred to as the “Purchaser”)
- and -
IVANHOE MINES MONGOLIA INC. LLC, a corporation incorporated under the laws of Mongolia (hereinafter referred to as the “Seller”)
- and -
IVANHOE MINES LTD., a corporation continued under the laws of the Yukon Territory (hereinafter referred to as “Ivanhoe”)
          WHEREAS the Seller is a party to those long lead-time equipment supply contracts identified in Schedule B to this Agreement (as defined herein) and certain related supply and/or services contracts and has purchased the equipment identified in Schedule C to this Agreement;
          AND WHEREAS during the period from the date of this Agreement to the final Completion Date (as defined herein) the Seller may purchase the equipment to be supplied under certain of such equipment supply contracts;
          AND WHEREAS the Seller desires to transfer and assign its rights under the Subject Contracts (as defined herein) to the Purchaser and to have the Purchaser assume the Seller’s obligations under the Subject Contracts, and the Purchaser desires to accept the Seller’s rights and assume the Seller’s obligations under the Subject Contracts, on and subject to the terms and conditions set out in this Agreement;
          AND WHEREAS the Seller desires to sell the Subject Equipment (as defined herein) to the Purchaser and the Purchaser desires to purchase the Subject Equipment, on and subject to the terms and conditions set out in this Agreement;
          AND WHEREAS the parties are, concurrently with entering into to this Agreement, entering into a put agreement (the “Put Agreement”) in relation to the Subject Contracts, the Subject Equipment and the equipment to be supplied under the Subject Contracts;
          AND WHEREAS Ivanhoe has agreed to provide representations, warranties and covenants to the Purchaser and to guarantee the obligations of the Seller under this Agreement, the Put Agreement and any agreements or other instruments entered into by the Seller pursuant hereto or thereto;

          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
ARTICLE 1 — Interpretation
1.01 Definitions
     In this Agreement, unless the context otherwise requires, capitalized terms have the meanings given to them in Schedule “A” hereto.
1.02 Interpretation
     For the purposes of this Agreement, except as otherwise expressly provided:
     (a) this “Agreement” means this agreement, including the schedules hereto, and not any particular article, section or other subdivision hereof, as it may be amended from time to time;
     (b) all references in this Agreement to a designated article, section or other subdivision or to a schedule are references to the designated article, section or other subdivision of, or schedule to, this Agreement;
     (c) the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision or schedule unless the context or subject matter otherwise requires;
     (d) the division of this Agreement into articles, sections and other subdivisions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;
     (e) unless otherwise provided herein, all references to currency in this Agreement are to lawful money of the United States of America and, for greater certainty, “$” means United States dollars;
     (f) a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;
     (g) the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;
     (h) words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities;
     (i) in the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and

     (j) all references to “approval”, “authorization” or “consent” in this Agreement mean written approval, authorization or consent.
1.03 Schedules and Exhibits
     Attached to and forming part of this Agreement are the following schedules and exhibits:

Schedule A	-	Definitions
Schedule B	-	Subject Contracts and Prepayments to Date
Schedule C	-	Subject Equipment
Schedule D	-	Representations and Warranties of Ivanhoe
Schedule E	-	Representations and Warranties of the Seller
Schedule F	-	Representations and Warranties of the Purchaser
Exhibit I	-	Form of Contract Novation Document
Exhibit II	-	Form of Bill of Sale
Exhibit III	-	Forms of Opinions
ARTICLE 2 — Transfer and Assignment
2.01 Transfer and Assignment
     Subject to the terms and conditions in this Agreement, and on the basis of the representations and warranties set forth in this Agreement, (i) the Seller agrees to transfer and assign all of its rights and entitlements under the Subject Contracts, and to sell the Subject Equipment, to the Purchaser; and (ii) the Purchaser agrees to accept such transfers and assignments and to assume the obligations of the Seller under the Subject Contracts and to purchase the Subject Equipment. In such regard, the Purchaser agrees to pay to the Seller the Applicable Purchase Amounts.
     The Purchaser shall not be required to (i) accept any transfers and assignments or to assume the obligations of the Seller under any Subject Contracts or (ii) to purchase any Subject Equipment in respect of which the Completion Date has not occurred by December 13, 2008.
2.02 Notice of Completion Date
     Each completion of the transfer and assignment of one or more Subject Contracts and/or sale of Subject Equipment (each, a “Completion”) shall take place at the offices of McCarthy Tétrault LLP, Suite 1300, Pacific Centre, 777 Dunsmuir Street, Vancouver, British Columbia or at such other place as the Purchaser and Seller may agree upon on not more than three dates (each, a “Completion Date”) (it being understood that all Completions are to occur prior to December 13, 2008) designated in each case by not less than 10 Business Days’ prior written notice (or such lesser notice as the Seller may agree to in respect of a Completion Date) by the Purchaser to the Seller (each such notice being hereinafter referred to as a “Notice of Completion”). Notwithstanding the foregoing, there shall be no further Completion Dates from and after the granting of an Approved OT Investment Contract. It is intended that the Completion Dates will occur on the first, second and third monthly anniversaries of the date of this Agreement. Each Notice of Completion shall be given by delivery or by electronic transmission and shall specify in reasonable detail (i) the proposed Completion Date and (ii) the Subject Contract(s) to be transferred and assigned and the Subject Equipment acquired pursuant to such Subject Contract(s), if any, to be sold on such Completion Date. The Seller shall, not less then five Business Days prior to such Completion Date, provide written notice to the Purchaser specifying in reasonable detail the separate Applicable Purchase Amount for each such Subject Contract.
2.03 purchase of subject contracts/subject equipment
          With respect to each Completion Date, the Purchaser shall, subject to the conditions set forth in Article 5 having been fulfilled or waived (including the delivery of fully executed Transfer Documents), pay to the Seller an amount equal to the Applicable Purchase Amount for each Subject Contract to be transferred or sold, as applicable, on such Completion Date. Such payments shall be made for the Seller’s benefit to Ivanhoe’s account at HSBC Bank Canada, 999 West Hasting Street, Vancouver, British Columbia V6C 1M3, Branch/Transit No. 10280, Swift Code HKBCCATT, Account Number 040938 — 070, Beneficiary Name: Ivanhoe Mines Ltd., Suite 654-999 Canada Place, Vancouver, British Columbia V6C 3E1 and shall be payable in U.S. funds. Ivanhoe covenants and agrees that the full amount of such payments are being received by it, and will be held by it, in trust exclusively for the benefit of the Seller, to be used by the Seller exclusively as contemplated in Section 4.01(r).
          For purposes of determining the Applicable Purchase Amount in respect of a Subject Contract where payments made by the Seller were in a currency other than U.S. dollars (the “Foreign Currency”), the Applicable Purchase Amount shall be calculated by Rio Tinto (whose calculation shall be final and binding absent manifest error) and determined by converting the aggregate amounts of the Foreign Currency payments into U.S. dollars at the prevailing U.S. dollar:Foreign Currency spot exchange rate as selected by Rio Tinto on the second Business Day immediately preceding the subject Completion Date.
2.04 taxes on transfer
          Any and all Taxes arising in respect of the transfer or sale of Subject Contracts or items of Subject Equipment shall be for the account of the Seller, provided that the Purchaser shall use its reasonable endeavours to assist the Seller in minimizing any such Taxes and to that end, the Purchaser shall consult with the Seller on all matters relating to Taxes that are for the account of the Seller. The Purchaser may, at its option, withhold any such Taxes from any amounts payable by it on a Completion Date and remit them directly to the relevant Governmental Authorities (and in such case will provide evidence of such remittance to the Seller). If the Purchaser does not so withhold, then the Seller shall forthwith following the Completion Date remit the appropriate amounts to the relevant Governmental Authorities and provide evidence of such remittance to the Purchaser.
          Without limiting the foregoing, all income taxes, indirect transaction taxes (“ITT”), duties and any other taxes or imposts (including interest and penalties in respect of the same) arising from the assignment of the Subject Contracts and the transfer of Subject Equipment pursuant to this Agreement or arising as a result of the Purchaser holding the assets subsequent to the assignments contemplated by this Agreement shall be for the account of the Seller.

          Specifically relating to ITT:
(i)	ITT includes any relevant value added tax (“VAT”), goods and services tax (“GST”), sales, use or consumption or similar tax or impost imposed, levied or assessed by any Governmental Authority or otherwise payable.

(ii)	ITT includes ITT arising where the Purchaser is legally unable to register for ITT in the country where the assets are acquired by the Purchaser.

(iii)	Notwithstanding (ii) above, where the Purchaser registers for ITT to facilitate this Agreement, the Seller will reimburse the Purchaser for associated costs to include any third party ITT compliance fees necessary for the Purchaser to fulfil its ITT compliance obligations in the country where the assets are acquired.

(iv)	ITT includes ITT arising where the relevant Governmental Authority only provides input tax deduction when offset against an output tax liability borne by the Purchaser in the country where the assets are acquired and the Purchaser has no (or insufficient) output tax liability to offset the same.
          For the purposes of this section, “duties” mean a government tax on imports or exports of assets or equipment and includes any applicable customs, import/export duties, fees, tariffs or similar analogous taxes.
2.05 expiration of commitment
          The Purchaser shall not be under any obligation to purchase any of the Subject Contracts or any Subject Equipment after 4:00 p.m. (Toronto time) on December 13, 2008.
2.06 no other liabilities assumed; no obligation to provide guarantees by purchaser’s affiliates; no authority to make commitments
(a)	The Seller and Ivanhoe acknowledge that, except for obligations to be assumed by the Purchaser in respect of the Subject Contracts, the Purchaser has not agreed to assume any obligations of the Seller.

(b)	To the extent that the Seller’s obligations under any Subject Contract have been guaranteed by Ivanhoe or by other persons, the Purchaser may, in its sole discretion, arrange for a guarantee of its obligations to be assumed by it under the Subject Contract to be provided by one of its Affiliates but, for greater certainty, neither the Purchaser nor any of its Affiliates shall be required to provide or arrange for a guarantee of any obligations under the Subject Contracts to be assumed by the Purchaser.

(c)	The Seller and Ivanhoe acknowledge that they have no authority to make any commitments whatsoever on behalf of the Purchaser and covenant and agree that they will make no such commitments.
2.07 other matters related to transfers and sales
(a)	Physical possession of all documentation constituting each Subject Contract or relating to any of the Subject Equipment in respect of a Completion shall pass to the Purchaser upon such Completion but the Seller shall be entitled to retain copies of all such documentation for its records.

(b)	All liabilities in respect of a Subject Contract and all risk in respect of a Subject Contract, including insolvency of the relevant Supplier, shall remain with the Seller until Completion. Following a Completion, all risk and liability relating to the applicable Subject Contracts shall pass to the Purchaser, except those arising from actions or events occurring prior to such Completion.

(c)	The Purchaser shall not be liable for any liability, debt or other obligations of the Seller in respect of anything done or omitted to be done before a Completion in connection with the applicable Subject Contracts, and the Seller shall not be liable for any liability, debt or other obligations of the Purchaser in respect of anything done or omitted to be done after a Completion in connection with the applicable Subject Contracts.

(d)	The Seller and Ivanhoe shall make available their procurement and contract administration staffs and agents to liaise with Rio Tinto and the Purchaser to ensure the smooth transition of contract administration services in relation to the Subject Contracts and the Subject Equipment.

(e)	To enable the Purchaser to complete its investigations as contemplated in Section 5.01(m), Ivanhoe and the Seller shall (i) provide and procure the provision of all information reasonably required by the Purchaser and (ii) upon reasonable notice from the Purchaser, allow the Purchaser’s and Rio Tinto’s officers, employees and professional advisors full access to the Subject Equipment and all documents, books and records relating to the applicable Subject Equipment and the applicable Subject Contracts, including documentation relating to the equipment which is the subject matter of such Subject Contracts.

(f)	To the extent that any of the obligations under any of the Subject Contracts requires access to the OT Project after a Completion, including its staff, agents, property or equipment, the Seller shall provide such access upon reasonable notice from the Purchaser.

(g)	The Parties shall cooperate and use their respective reasonable endeavours to novate the Subject Contracts to the Purchaser as contemplated in this Agreement.
ARTICLE 3 — Representations and Warranties
3.01 representations and warranties of Ivanhoe
     Ivanhoe makes the representations and warranties to the Purchaser set forth in Schedule D and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and will be relying on such representations and warranties in proceeding with each Completion.
3.02 Representations and Warranties of the seller
     The Seller makes the representations and warranties to the Purchaser set forth in Schedule E and acknowledges that the Purchaser is relying on such representations and warranties in entering into this

Agreement and will be relying on such representations and warranties in proceeding with each Completion.
3.03 Representations and Warranties of the purchaser
     As of the date hereof, the Purchaser makes the representations and warranties to the Seller and Ivanhoe set forth in Schedule F and acknowledges that they are relying on such representations and warranties in entering into this Agreement and will be relying on such representations and warranties in proceeding with each Completion.
3.04 Survival of Representation and Warranties
     The representations and warranties of the Seller and Ivanhoe contained in this Agreement or any certificate, exhibit or other document or instrument furnished to the Purchaser by or on behalf of the Seller or Ivanhoe in connection with the transactions contemplated hereby shall survive any investigation made by or on behalf of the Purchaser at any time with respect to the foregoing, shall survive the execution and delivery of this Agreement and will be deemed to be repeated by each of the Seller and Ivanhoe as at each Completion Date, except to the extent that on or prior to any such date the Seller or Ivanhoe has advised the Purchaser in writing of a variation in any such representation or warranty, in which case if such variation, in the opinion of the Purchaser, acting reasonably, could have, or be reasonably likely to result in, a Material Adverse Effect, the Purchaser will not be required to proceed with the Completion (but, for greater certainty, unless the facts, circumstance or event causing the variation constitutes a breach of this Agreement or otherwise gives rise to rights of the Purchaser under this Agreement, the inability of the Seller to deliver an unvaried certificate pursuant to Section 5.01(c) as a result of such variation will not itself constitute a breach of this Agreement).
     The Seller and Ivanhoe acknowledge that the Purchaser will rely on the representations and warranties of the Seller and Ivanhoe in this Article 3 in completing the transactions contemplated by this Agreement and agrees that such representations and warranties will survive the date of this Agreement and each Completion Date and will continue in full force and effect until October 26, 2014.
ARTICLE 4 — COVENANTS
4.01 Covenants of Ivanhoe and the seller
     Ivanhoe and the Seller covenant and agree as follows:
(a)	Except as otherwise consented to by the Purchaser or Rio Tinto, no Encumbrance shall be directly or indirectly created on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than a Permitted Encumbrance.

(b)	No direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) shall be made nor any direct or indirect transfer of an interest therein be made to any Person other than a Material Subsidiary.

(c)	There shall not be any direct or indirect off-take contracts or marketing contracts with respect to the OT Project entered into unless:

(i)	the terms thereof have been approved in writing by Rio Tinto, acting reasonably; and

(ii)	such contracts are with buyers or agents approved in writing by Rio Tinto, acting reasonably.
(d)	There shall be no direct or indirect transfer of the whole or any part of the OT Project’s assets or properties to any person other than (i) a transfer to which the OT Right of First Refusal (as such term is defined in the Private Placement Agreement) applies or (ii) a transfer to Ivanhoe or a Material Subsidiary (other than SGER or any of its Subsidiaries).

(e)	Ivanhoe will not create any Encumbrance on the Security Assets (as such term is defined in the Credit Agreement), or any part thereof, to secure any indebtedness of Ivanhoe or of any other person, other than indebtedness represented by the Loan and Permitted Debt (as such terms are defined in the Credit Agreement).

(f)	Save and except as permitted by Section 11.3(d) of the Credit Agreement in respect of SGER and its Subsidiaries and the Non-Material Subsidiaries, Ivanhoe will not create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt.

(g)	Ivanhoe will ensure that its Subsidiaries do not create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt; provided that SGER and its Subsidiaries and the Non-Material Subsidiaries shall be permitted to incur Debt and create Encumbrances on their own present or future revenues, assets, property, effects and undertaking for the sole purpose of financing their own businesses and operations, including project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of SGER and its Subsidiaries and the Non-Material Subsidiaries.

(h)	Ivanhoe and the Seller will, in all material respects, comply with all Applicable Laws to the extent affecting their businesses and will ensure that each of the Material Subsidiaries other than SGER and its Subsidiaries so comply.

(i)	Ivanhoe and the Seller will maintain insurance on and in relation to their businesses and assets with financially sound and reputable insurance companies or associations including all-risk property insurance and comprehensive general liability insurance, in amounts and against risks that are determined by them to be appropriate and which are prudent in the circumstances; furnish to Rio Tinto and the Purchaser, on written request, satisfactory evidence of the insurance carried and notify Rio Tinto and the Purchaser of any claim either of them makes under the foregoing insurance policies that is in excess of US$500,000.

(j)	Ivanhoe and the Seller will, and Ivanhoe will ensure that each Material Subsidiary will, provide all information which Rio Tinto or the Purchaser may reasonably request; provided that under no circumstances will Ivanhoe or the Seller be required to provide to Rio Tinto or the Purchaser any information if the provision of such information will result in or give rise to a contravention of any Applicable Law or any reasonably required written contractual confidentiality agreements (provided further that Ivanhoe and the Seller will use commercially reasonable endeavours to secure consent to disclose any such information pursuant to any such laws or agreements).

(k)	Notwithstanding (j) above, Ivanhoe and the Seller will notify Rio Tinto and the Purchaser promptly of:
(i)	any change of name or address of Ivanhoe or the Seller;

(ii)	details of any litigation, dispute, arbitration or other proceeding to which Ivanhoe or any Material Subsidiary (other than SGER and its Subsidiaries) is a party, the result of which if determined adversely (A) would be a judgement or award in excess of US$500,000, or (B) would be reasonably likely to have a Material Adverse Effect;

(iii)	any loss or damage of a material amount (for the purpose of this clause (iii) “material amount” shall mean an amount equal to the greater of (A) $15,000,000 or (B) 10% of the Loan (as such term is defined in the Credit Agreement)) to the consolidated assets of Ivanhoe;

(iv)	any Environmental Claims which could reasonably be expected to have a Material Adverse Effect;

(v)	particulars of any Event of Default or any event which constitutes an event of default under any contract, mortgage, debenture, indenture, lease, licence, agreement or other document or instrument made by Ivanhoe or any Material Subsidiary other than SGER and its Subsidiaries, including the Transaction Documents, or any event which with the giving of notice or the lapse of time or both would constitute such an event, and particulars of the action which Ivanhoe or the relevant Material Subsidiary proposes to take with respect thereto, forthwith after Ivanhoe or the relevant Material Subsidiary has obtained knowledge of the occurrence of such event;

(vi)	any event that may give rise to a Mandatory Repayment (as such term is defined in the Credit Agreement); or

(vii)	any event or circumstance which could reasonably be expected to have a Material Adverse Effect.
(l)	Neither Ivanhoe nor the Seller will change its business in any material respect or, subject to the terms of the Credit Agreement, cease to carry on all or a substantial part of its business.

(m)	Ivanhoe and the Seller will, and will ensure that each Material Subsidiary (other than SGER and its Subsidiaries) will, at all times maintain their corporate existences in good standing under Applicable Laws and obtain and maintain in good standing all necessary licences and registrations in any jurisdiction where the nature of the business carried on by Ivanhoe, the Seller or the relevant Material Subsidiary makes such licences necessary or advantageous and carry on and conduct its business in a prompt and efficient manner.

(n)	Ivanhoe and the Seller will immediately and duly pay when due (and will furnish to Rio Tinto and the Purchaser when required or requested by either of them evidence establishing such payments):

(i)	all obligations to their employees and all obligations to others which relate to their employees of Ivanhoe or the Seller, including all Taxes related thereto;

(ii)	all Taxes before the imposition of any fine, interest or penalty for the late payment thereof, unless Ivanhoe or the Seller, as applicable, shall in good faith contest its obligation so to pay and has satisfied Rio Tinto and the Purchaser that the contestation will not jeopardize the business of Ivanhoe or the Seller, an appropriate financial reserve in accordance with generally accepted accounting principles applied on a basis consistent with past practice and satisfactory to Rio Tinto and the Purchaser has been established, and during such contest shall furnish such additional security that Rio Tinto or the Purchaser may reasonably require; and

(iii)	without derogating from the terms hereof, any obligation secured by any Encumbrance and any obligation incurred by, or imposed on, Ivanhoe, the Seller or any of their respective assets, property, effects and undertaking, or any part thereof, by virtue of any contract, mortgage, debenture, indenture, lease, licence, agreement, permit or other document or instrument or otherwise, the breach or default of which could result in any Encumbrance or any right of distress, forfeiture, sale or termination or any other remedy being enforced against Ivanhoe, the Seller or their assets, property, effects and undertaking, or any part thereof.
(o)	Ivanhoe and the Seller will observe and perform all of their material obligations, covenants, terms and conditions under any contract, mortgage, debenture, indenture, lease, licence, agreement or instrument to which either is a party, including the Transaction Documents, or by which either is bound or by which either or any of their assets is subject.

(p)	Neither Ivanhoe nor the Seller will:
(i)	amend its constating documents;

(ii)	enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5,000,000, or propose a material reorganization (including any reclassification or change of Ivanhoe’s outstanding shares), liquidation, or dissolution; or

(iii)	enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise whereby all or substantially all of the assets, property, effects or undertaking of Ivanhoe or any Material Subsidiary (other than SGER and its Subsidiaries) (including any sale of shares of any Material Subsidiary) would become the property of any other person.
(q)	Ivanhoe and the Seller will use and operate all of their property and assets in compliance with all, and in a manner which would not result in liability under any, Environmental Laws and keep all necessary permits relating to environmental matters in effect and remain in compliance therewith.

(r)	The Seller will use the proceeds of all Completions exclusively on expenditures for the OT Project in accordance with the Operations Plan and Budget (as such term is defined in the Credit Agreement) or, if activated, the Suspension Plan (as such term is defined in the Credit Agreement). Any departure in the application of such proceeds must be agreed by the unanimous vote of the Technical Committee (as such term is defined in the Private Placement Agreement), provided that if Rio Tinto has appointed the Technical Committee Chair (as such term is defined in the Private Placement Agreement) any departure of such proceeds from the Operations Plan and Budget or, if activated, the Suspension Plan may be agreed by a majority vote of the Technical Committee.

(s)	Ivanhoe will, and will ensure that its Material Subsidiaries (other than SGER and its Subsidiaries):
(i)	comply with the provisions of the Operations Plan and Budget prior to the Suspension Date (as such term is defined in the Credit Agreement) and the Suspension Plan on and after the Suspension Date and will not restart Operations at the OT Project on or after the Suspension Date without the prior written approval of Rio Tinto; and

(ii)	not restart Operations at the OT Project on or after the Suspension Date without the prior written approval of Rio Tinto.
(t)	Ivanhoe will take all actions necessary to (i) maintain the listing or quotation of its common shares on (A) the Toronto Stock Exchange and (B) the New York Stock Exchange or NASDAQ and (ii) maintain its status as a “reporting issuer” in a province of Canada not in default of Canadian Securities Laws.
4.02 Additional negative Covenants of Ivanhoe and the seller
     Ivanhoe and the Seller further covenant and agree as follows:
(a)	Until the relevant Completion Date, unless otherwise consented to by the Purchaser (such consent not to be unreasonably withheld or delayed), (i) neither Ivanhoe nor the Seller will cause or permit any amendment to any of the corresponding Subject Contracts or grant or cause to be granted any waiver in respect of any of the corresponding Subject Contracts and (ii) neither Ivanhoe nor the Seller will cause or permit any undertaking or assurance to be provided to any Suppliers in respect of any Subject Contract or Subject Equipment.

(b)	Until such time as there are no further actual or contingent obligations of Ivanhoe or any Subsidiary thereof under the Put Agreement, Ivanhoe and the Seller will not, directly or indirectly, enter into or permit the entering into (including by a Subsidiary) of any equipment supply contract or analogous instrument or arrangement which could reasonably be considered as conflicting with Ivanhoe’s or the Seller’s obligations under any Transaction Document.
4.03 Additional positive Covenants of Ivanhoe and the seller
     Ivanhoe and the Seller further covenant and agree as follows:

(a)	Ivanhoe and the Seller will take all actions necessary (including the making or delivery of filings and payment of fees) to maintain the Subject Contracts in full force and effect until the relevant Completion Date. Without limiting the foregoing, until the relevant Completion Date, Ivanhoe and the Seller will ensure that the Subject Contracts are carried out in accordance with their terms and their obligations under the Subject Contracts are performed in full.

(b)	Until the relevant Completion, the Seller will (i) provide storage facilities at the Seller’s expense and risk at an appropriate location outside Mongolia (as agreed with the Purchaser) for the Subject Equipment, such storage facility to provide reasonable protection from damage as a result of vandalism and other causes and (ii) maintain or cause to be maintained, at the Seller’s expense and risk, the Subject Equipment so that such Subject Equipment will remain in the same condition as when delivery was first taken from the Supplier.

(c)	For up to 120 days after the relevant Completion, if so requested by the Purchaser, the Seller will (i) provide storage facilities at the Purchaser’s expense and risk at an appropriate location outside Mongolia (as agreed with the Purchaser) for the Subject Equipment, such storage facility to provide reasonable protection from damage as a result of vandalism and other causes and (ii) maintain or cause to be maintained, at the Purchaser’s expense and risk, the Subject Equipment so that such Subject Equipment will remain in the same condition as when delivery was first taken from the Seller.

(d)	Ivanhoe and the Seller will give Rio Tinto and the Purchaser immediate notice of any event or circumstance which results, or could reasonably be expected to result, in any change to any of the Subject Contracts or any of the rights or obligations of any party thereto.

(e)	Ivanhoe and the Seller will give Rio Tinto and the Purchaser immediate notice of any Event of Default.
4.04 Survival of covenants
     Except to the extent, if any, a covenant is expressly limited by its terms to a period of time preceding a Completion, the covenants in this Agreement will survive the Completions and continue in full force and effect until such time as there remain no actual or contingent obligations under the Put Agreement.
ARTICLE 5 — CONDITIONS
5.01 Conditions for the benefit of the purchaser
     The obligation of the Purchaser to accept the transfer and assignment of, and assume obligations under, any Subject Contract or to purchase any Subject Equipment on a Completion Date shall be subject to the fulfillment of (including, with respect to documents and instruments, they being in form satisfactory to the Purchaser acting reasonably) or waiver by the Purchaser of the following conditions as of such Completion Date:
(a)	No Default. No Default shall have occurred and be subsisting.

(b)	No Material Adverse Effect. No event or circumstance giving rise to a Material Adverse Effect shall have occurred.

(c)	Completion Certificates. The representations and warranties of Ivanhoe and the Seller in this Agreement shall be true and correct in all material respects as of such Completion Date, Ivanhoe and the Seller shall have performed and complied with all covenants and agreements required to be performed or complied with on or before such date pursuant to the terms of this Agreement and Ivanhoe and the Seller shall have delivered certificates of their chief executive and chief financial officers dated on such Completion Date certifying as to the foregoing matters.

(d)	Opinions of Counsel. The Purchaser shall have received the opinions of each of Goodmans LLP, Lackowicz, Shier & Hoffman, Lynch & Mahoney and Travers Smith LLP, counsel to Ivanhoe and the Seller, substantially in the form attached as Exhibit III. The Purchaser shall have also received such opinions as to Tax and other matters, in form satisfactory to the Purchaser, as it may reasonably request the Seller to obtain.

(e)	Title and Condition. With respect to any Subject Equipment to be purchased on such Completion Date, the Purchaser shall be satisfied that it will be receiving all right, title and interest to such Subject Equipment free from all Encumbrances and shall be further satisfied with the condition of such Subject Equipment.

(f)	Transfer Documents. With respect to any Subject Equipment to be purchased on such Completion Date, the Seller and the applicable Supplier shall have delivered a Bill of Sale Document under which, inter alia, all right, title and interest of the Seller to such Subject Equipment and any product warranties of the Supplier are transferred to the Purchaser free of all Encumbrances. With respect to any Subject Contracts to be transferred and assigned on such Completion Date, the Seller and the applicable Supplier shall have delivered a Contract Novation Document under which, inter alia, all rights and entitlements of the Seller under such Subject Contract are transferred to the Purchaser free of all Encumbrances.

(g)	Insurance. With respect to any Subject Equipment to be purchased on such Completion Date, the Purchaser shall have received satisfactory evidence of appropriate insurance coverage maintained by the Seller, and the Purchaser shall have obtained such insurance coverage for the period commencing as of the Completion Time as it deems appropriate, on terms (including as to premiums) acceptable to the Purchaser.

(h)	Corporate Documents. Ivanhoe and the Seller shall have delivered certificates of their respective corporate secretaries with respect to any changes to their constating documents, by-laws, officers, directors, or corporate or other proceedings in connection with the Transaction Documents since the date of this Agreement.

(i)	No Threatened Proceeding. No action, investigation or proceeding shall have been instituted, nor shall any governmental action be threatened by or before any court or Governmental Authority, nor shall any order, judgement or decree have been issued or proposed to be issued by any court or Governmental Authority the effect of which is or may be to set aside, restrain, enjoin or prevent the proposed Completion.

(j)	No Illegality. It shall not be illegal or contrary to any policies of Governmental Authorities to proceed with the subject Completion.

(k)	No Insolvency. Neither Ivanhoe nor any of the Material Subsidiaries will be insolvent within the meaning of the Bankruptcy and Insolvency Act (Canada).

(l)	Consents. All approvals, consents, waivers or exemptions, including any contemplated in the forms of the Transfer Documents, which are required in connection with the subject Completion shall have been duly obtained and shall be in full force and effect.

(m)	Satisfactory Completion of Investigations. The Purchaser shall have conducted, and be satisfied with the results of, legal, tax, technical and commercial investigations in respect of any Subject Equipment to be then purchased, any Subject Contracts to be then assigned and transferred and the equipment and services to be supplied thereunder.

(n)	Assignment of Related Contracts. As part of the subject Completion, the Seller shall, for no additional consideration, be assigning and transferring such service contracts related to the applicable Subject Contracts and Subject Equipment as the Purchaser may reasonably request, it being acknowledged by the Purchaser that it will in turn be required to assume the future (but no existing) obligations of the Seller under such related contracts.

(o)	Assignment of Related Bank Warranties, Letters of Credit and Retention Bonds. As part of the subject Completion, the Seller shall, for no additional consideration, be assigning and transferring such bank warranties, letters of credit and retention bonds related to the applicable Subject Contracts and Subject Equipment as the Purchaser may reasonably request, it being acknowledged by the Purchaser that it will in turn be required to assume the future (but no existing) obligations of the Seller under such related bank warranties, letters of credit and retention bonds.
5.02 Conditions for the benefit of the seller
     The obligation of the Seller to transfer and assign any Subject Contract or to sell any Subject Equipment on a Completion Date shall be subject to the fulfillment of (including, with respect to documents and instruments, they being in form satisfactory to the Seller acting reasonably) or waiver by the Seller of the following as of such Completion Date:
(a)	Completion Certificates. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of such Completion Date, the Purchaser shall have performed and complied with all covenants and agreements required to be performed or complied with on or before such date pursuant to the terms of this Agreement and the Purchaser shall have delivered a certificate of its secretary dated on such Completion Date certifying as to the foregoing matters.

(b)	Transfer Documents. With respect to any Subject Contracts to be transferred and assigned on such Completion Date, the Purchaser shall have delivered a Contract Novation Document under which, inter alia, all future obligations of the Seller under such Subject Contracts are assumed by the Purchaser.

(c)	Corporate Documents. The Purchaser shall have delivered a certificate of its secretary with respect to any changes to its constating documents, by-laws, officers, directors, or corporate or other proceedings in connection with the Transaction Documents since the date of this Agreement.

(d)	No Threatened Proceeding. No action, investigation or proceeding shall have been instituted, nor shall any governmental action be threatened by or before any court or Governmental Authority, nor shall any order, judgement or decree have been issued or proposed to be issued by any court or Governmental Authority to set aside, restrain, enjoin or prevent the proposed Completion.

(e)	Consents. All approvals, consents, waivers or exemptions, including any contemplated in the forms of the Transfer Documents, which are required in connection with the subject Completion shall have been duly obtained and shall be in full force and effect.

(f)	Release of Guarantees. Any guarantees of the obligations of the Seller provided by Ivanhoe or any of its Affiliates in respect of Subject Contracts to be transferred and assigned on such Completion Date shall have been released.

(g)	No Illegality. It shall not be illegal or contrary to any policies of Governmental Authorities to proceed with the subject Completion.
5.03 Waiver of Condition
     The Purchaser, in the case of a condition set out in Section 5.01, and the Seller, in the case of a condition set out in Section 5.02, will have the exclusive right to waive in respect of any subject Completion the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part. Any such waiver will not constitute a waiver of its right to require performance of such condition in respect of any other Completion or a waiver of any other conditions in favour of the waiving party. Such waiving party will retain the right to complete the transfer and assignment of the Subject Contracts or the purchase and sale of Subject Equipment herein contemplated and sue the other party in respect of any breach of the other party or parties covenants, obligations or any inaccuracy or misrepresentation in a representation or warranty of the other party or parties which gave rise to the non-performance of or non-compliance with the condition so waived.
ARTICLE 6 — Indemnification
6.01 Indemnification by the seller
     (1) Subject to the provisions of subsection (2) of this section, the Seller will indemnify and save harmless the Purchaser from and against all Claims incurred or suffered by the Purchaser directly or indirectly resulting from (i) any breach of any covenant of the Seller or Ivanhoe contained in this Agreement , any Bill of Sale Document or any Contract Novation Document or from any inaccuracy or misrepresentation in any representation or warranty of the Seller or Ivanhoe contained in this Agreement, any Bill of Sale Document or any Contract Novation Document or (ii) any liability, debt or other obligation of the Seller or any of its Affiliates in respect of anything done or omitted to be done in connection with any Subject Contract or Subject Equipment before the corresponding Completion therefor.
     (2) Notwithstanding subsection (1) of this section, the Seller will not be liable to the Purchaser under this section in respect of any Claim directly or indirectly resulting from any inaccuracy or misrepresentation in any representation or warranty of the Seller or Ivanhoe unless a Claim with respect thereto is made on or before October 26, 2014, other than any Claim attributable to fraud or an inaccuracy or misrepresentation pertaining to the representations and warranties set out in paragraph (m), (o) or (p) of

Schedule “D”, or paragraph (g) of Schedule “E” as it relates to the aforementioned paragraphs of Schedule “D”.
6.02 Indemnification by the purchaser
     (1) Subject to the provisions of subsection (2) of this section, the Purchaser will indemnify and save harmless the Seller from and against all Claims incurred or suffered by the Seller directly or indirectly resulting from (i) any breach of any covenant of the Purchaser contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty of the Purchaser contained in this Agreement or (ii) any liability, debt or other obligation of the Purchaser in respect of anything done or omitted to be done in connection with any Subject Contract or Subject Equipment after the corresponding Completion therefor.
     (2) Notwithstanding subsection (1) of this section, the Purchaser will not be liable to the Seller under this section in respect of any Claim directly or indirectly resulting from any inaccuracy or misrepresentation in any representation or warranty of the Purchaser unless a Claim with respect thereto is made on or before October 26, 2014, other than any Claim attributable to fraud.
6.03 after tax basis
     In determining the amount of any Claim under this Article 6, such Claim will be increased (or decreased) to take into account any net Tax cost (or net current or future Tax benefit) incurred or enjoyed by the indemnitee as a result of the matter giving rise to such Claim and the receipt of an indemnity payment hereunder. For greater certainty, any net Tax cost will include any further cost resulting from such increased payment.
ARTICLE 7 — General
7.01 time of the essence
     Time shall be of the essence of this Agreement.
7.02 Benefit of the Agreement
     This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.
7.03 Entire Agreement
     This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.
7.04 Further Assurances
     Each of the Parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

7.05 severability
     If any provision of this Agreement or any part hereof shall be found or determined to be invalid, illegal or unenforceable in any jurisdiction, it shall for the purposes of such jurisdiction only be severable from this Agreement and the remainder of this Agreement shall for the purposes of such jurisdiction only be construed as if such invalid, illegal or unenforceable provision or part had been deleted.
7.06 Public Announcements And Disclosure
     Prior to any Party or any of such Party’s Affiliates making or issuing any press release or other public announcement or disclosure of the subject matter of this Agreement, the Party will first consult with the other Parties at the earliest opportunity, and in any event not later than 48 hours before the proposed time of announcement, as to the content and timing of such announcement or disclosure, unless in the good faith judgment of such Party, there is not sufficient time to consult with the other Parties before such announcement or disclosure must be made under Applicable Laws; but in such event, the disclosing Party will notify the other Parties before such announcement or disclosure is made if at all reasonably possible and, if not, as soon as reasonably possible thereafter. This section shall not be construed so as to prevent any Party or any of such Party’s Affiliates, from fully and timely complying with their continuous disclosure obligations under Applicable Law and stock exchange rules.
7.07 Amendments and Waivers
     No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.
7.08 Assignment
     This Agreement and the rights and obligations hereunder may not be assigned by the Seller or Ivanhoe. This Agreement and the rights and obligations hereunder may be assigned by the Purchaser without the consent of the Seller or Ivanhoe to one or more Affiliates of the Purchaser, provided that any such assignee enters into a written agreement with each of the Seller and Ivanhoe to be bound by the provisions of this Agreement and, if rights of first refusal remain available thereunder to the Seller, the Put Agreement in respect of the Subject Contract(s) and Subject Equipment in respect of which this Agreement is being assigned, in the place and stead of the Purchaser, upon and following which all rights and obligations under this Agreement in respect of the applicable Subject Contract(s) and Subject Equipment will be duly transferred to such assignee and the Purchaser will be relieved therefrom. For greater certainty, and without limiting the foregoing, the Purchaser may so assign its rights and obligations in respect of certain Subject Contracts and/or certain Subject Equipment to one Affiliate and assign its rights and obligations in respect of other Subject Contracts and/or Subject Equipment to one or more other Affiliates, and may retain its rights and obligations to certain Subject Contract(s) and/or Subject Equipment. In addition, and for greater certainty, the Purchaser shall be permitted to assign, in whole or in part, the benefit of the representations and warranties of Ivanhoe and the Seller under this Agreement to any future purchaser of all or any of the Subject Contracts or Subject Equipment.
7.09 Notices
     All notices and other required or permitted communications (each a “Notice”) to a Party will be in writing, and will be addressed respectively as follows:

     To the Purchaser:
Rio Tinto Alcan Pte Ltd.
3 Temasek Avenue
32-01 Centennial Tower
Singapore 039190
Facsimile No.: 65 6464 8000
Attention: Alan Hustwick
     With a copy to:
Rio Tinto International Holdings Limited
2 Eastbourne Terrace
London W2 6LG
United Kingdom
Facsimile No.: 44 20 7781 1827
Attention: Company Secretary
     And a further copy to:
Chief Executive Copper Group
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Facsimile No.: 44 20 7781 1836
     To the Seller:
Ivanhoe Mines Mongolia Inc. LLC
c/o Ivanhoe Mines Ltd.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Facsimile No.: (604) 682 2060
Attention: Corporate Secretary
     To Ivanhoe:
Ivanhoe Mines Ltd.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Facsimile No.: (604) 682 2060
Attention: Corporate Secretary
or at such other address or fax number or to such other contact person as a Party may give notice to the other Parties. All Notices will be given by registered mail with acknowledgement of receipt, or by courier, or by fax, with confirmation by registered mail or courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:

(a) if delivered by hand, immediately;
(b) in the case of delivery by mail or courier, two Business Days after the date of posting (if posted or couriered to an address in the same country) or five Business Days after the date of posting (if sent by courier to an address in another country); and
(c) in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day in the place to which the notice or communication is sent or is received later than 4:00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.
7.10 Governing Law
     This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.
7.11 Arbitration
     All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in force at the time the arbitral proceedings commence. The place of arbitration shall be Vancouver, Canada and the proceedings shall be conducted in English.
7.12 Counterparts
     This Agreement may be executed in any number of counterparts, and it will not be necessary that the signatures of all Parties be contained on any counterpart. Each counterpart will be deemed an original, but all counterparts together will constitute one and the same instrument. A Party may deliver an executed copy of this Agreement by facsimile or e-mail transmission, provided such Party shall thereafter deliver to the other Parties an original executed copy of this Agreement.
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     IN WITNESS WHEREOF the parties have executed this Agreement on the date first written above.

rio tinto alcan pte ltd.
By:	/s/ Michael Le Pacie
Name: Michael Le Pacie
Title: Director

By:	/s/ Yoshio Nagai
Name: Yoshio Nagai
Title: Director

ivanhoe mines mongolia inc. llc
By:	/s/ Tony Giardini
Name: Tony Giardini
Title: Executive Director, Finance

ivanhoe mines ltd.
By:	/s/ Tony Giardini
Name: Tony Giardini
Title: Chief Financial Officer

SCHEDULE “A”
DEFINITIONS
“Affiliate” means, in respect of a specified person, any person which Controls, is Controlled by, or is under common Control with, such specified person and, in the case of the Purchaser, “Affiliate” includes any member of the Rio Tinto Group.
“Agreement” has the meaning ascribed thereto in Section 1.02(a).
“Applicable Law” has the meaning ascribed thereto in the Private Placement Agreement.
“Applicable Purchase Amount” means the aggregate pre-payments made by or on behalf of the Seller pursuant to the terms of the Subject Contract prior to the subject Completion Time.
“Approved OT Investment Contract” has the meaning ascribed thereto in the Private Placement Agreement.
“Bill of Sale Document” means a bill of sale substantially in the form of Exhibit I.
“Business Day” has the meaning ascribed thereto in the Private Placement Agreement.
“Canadian Securities Laws” has the meaning ascribed thereto in the Private Placement Agreement.
“Claims”, in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities (whether accrued, actual, contingent, latent or otherwise), deficiencies, costs and expenses of whatever nature or kind (including all reasonable legal and other professional fees and disbursements, interest and penalties) arising directly or indirectly as a consequence of such matter.
“Completion Date” means the date as of which the applicable Subject Contract(s) and/or Subject Equipment is or are to be assigned or sold, as applicable, as contemplated in Section 2.02.
“Completion Time” means 9:00 a.m. (Vancouver time) on the subject Completion Date, or such other time as the Purchaser and the Seller may agree upon.
“Contract Novation Document” means a novation of contract substantially in the form of Exhibit II, subject to such amendments as the Purchaser may agree in its absolute discretion.
“Control” has the meaning ascribed thereto in the Private Placement Agreement.
“Credit Agreement” means the credit agreement between Rio Tinto and Ivanhoe dated as of October 24, 2007, as it may be amended from time to time.
“Debt” has the meaning ascribed thereto in the Credit Agreement.
“Default” means an Event of Default or any event which with the giving of notice, lapse of time or fulfillment of any condition would constitute an Event of Default.
“Encumbrance” has the meaning ascribed thereto in the Private Placement Agreement.

“Environmental Claim” has the meaning ascribed thereto in the Credit Agreement.
“Environmental Law” has the meaning ascribed thereto in the Credit Agreement.
“Event of Default” has the meaning ascribed thereto in the Credit Agreement.
“Existing Licenses” has the meaning ascribed to such term in the Private Placement Agreement.
“Governmental Authority” has the meaning ascribed thereto in the Private Placement Agreement.
“Guarantee” means the guarantee of the Seller’s obligations under this Agreement and the Put Agreement given by Ivanhoe in favour of the Purchaser.
“Hazardous Substance” has the meaning ascribed thereto in the Credit Agreement.
“Ivanhoe Disclosure Letter” means the letter of Ivanhoe to the Purchaser of even date with this Agreement and titled “Ivanhoe Disclosure Letter”.
“Knowledge of Ivanhoe” means the actual knowledge of the directors, senior management and procurement personnel of Ivanhoe after due inquiry; provided that, notwithstanding any fact or matter not being within the actual knowledge of such persons with respect to a Default, a fact or matter will be deemed to be within the “Knowledge of Ivanhoe” if any of the directors, senior management or procurement personnel could have been expected to discover or otherwise become aware of such fact or matter in the course of conducting a reasonably comprehensive investigation or making reasonable enquiries (as would be conducted or made by a prudent person in the subject position) concerning the existence of such fact or other matter.
“Material Adverse Effect” has the meaning ascribed thereto in the Credit Agreement, but for the purposes of such definition for use in this Agreement, the reference to “Transaction Documents” in clause (i) in such definition in the Credit Agreement is to be interpreted as having the meaning ascribed to such term in this Agreement.
“Material Subsidiary” has the meaning ascribed thereto in the Private Placement Agreement.
“Non-Material Subsidiary” has the meaning ascribed thereto in the Private Placement Agreement.
“Operations” has the meaning ascribed thereto in the Private Placement Agreement.
“OT Project” has the meaning ascribed thereto in the Private Placement Agreement.
“Parties” means, collectively, the Purchaser, the Seller and Ivanhoe and “Party” means any one of them.
“Permitted Debt” has the meaning ascribed thereto in the Credit Agreement.
“Permitted Encumbrance” has the meaning ascribed thereto in the Credit Agreement.
“person” has the meaning ascribed thereto in Section 1.02(h).

“Private Placement Agreement” means the private placement agreement between Rio Tinto and Ivanhoe dated as of October 18, 2006, as amended by the amending agreement dated November 16, 2006 and the amending and additional rights agreement dated as of October 24, 2007, as it may be further amended from time to time.
“Property Security Documents” means (i) the general security agreement between Rio Tinto and Ivanhoe dated October 24, 2007, (ii) the pledge agreement between Rio Tinto and Ivanhoe dated October 24, 2007, (iii) the pledge agreement between Rio Tinto, Ivanhoe Mines Delaware Holdings, LLC and Ivanhoe Mines Aruba Holdings LLC A.V.V. dated October 24, 2007 and (iv) the pledge agreement between Rio Tinto, Ivanhoe Mines Aruba Holdings LLC A.V.V. and Ivanhoe Oyu Tolgoi (BVI) Ltd. dated October 24, 2007, as they may be amended from time to time.
“Put Agreement” has the meaning ascribed thereto in the Recitals to this Agreement.
“Rio Tinto” means Rio Tinto International Holdings Limited and its successors and permitted assigns under the Private Placement Agreement and Credit Agreement.
“Rio Tinto Group” has the meaning ascribed thereto in the Private Placement Agreement.
“SGER” means SouthGobi Energy Resources Ltd.
“Subject Contracts” means those long lead-time equipment supply contracts identified in Schedule B to this Agreement.
“Subject Equipment” means (i) those items of equipment identified in Schedule C to this Agreement and (ii) equipment which is hereafter acquired by the Seller pursuant to any of the Subject Contracts.
“Subsidiary” means, in respect of a specified person (the “first person”), a person that is Controlled by the first person.
“Supplier” means the supplier under the applicable Subject Contract or the supplier of the applicable Subject Equipment, as applicable.
“Taxes” means all federal, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the relevant person, (iii) all sales and commodity taxes, (iv) any fine, penalty, interest, or addition to tax, (v) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vi) any liability for any of the foregoing as a transferee, successor or by contract or by operation of law.
“Transaction Documents” means this Agreement, the Put Agreement, the Private Placement Agreement, the warrant certificate relating to the Series A Warrants (as such term is defined in the Private Placement Agreement), the warrant certificate relating to the Series B Warrants (as such term is defined in the Private Placement Agreement), the warrant certificate relating to the Series C Warrants (as such term is defined in the Private Placement Agreement), the Credit Agreement, the Property Security Documents, the Guarantee, any Bill of Sale Document entered into pursuant to this Agreement and any Contract Novation Document entered into pursuant to this Agreement, in each case as they may be amended or restated from time to time.
“Transfer Documents” means Bill of Sale Documents and Contract Novation Documents.

SCHEDULE “B”
SUBJECT CONTRACTS AND PREPAYMENTS TO DATE

[*]

[*] Redacted pursuant to Section 12.2(3) of National Instrument 51–102

SCHEDULE “C”
SUBJECT EQUIPMENT

[*]

[*] Redacted pursuant to Section 12.2(3) of National Instrument 51–102

SCHEDULE “D”
REPRESENTATIONS AND WARRANTIES OF IVANHOE
(a)	Ivanhoe makes the representations and warranties contained in Section 12.1 of the Private Placement Agreement but replacing the phrase “this Agreement” therein with the phrase “the Transaction Documents”. For greater certainty, for the purposes of such representations and warranties as incorporated into this Agreement, each of the Subject Contracts is to be considered a “material agreement”, whether or not individually a material contract for purposes of Canadian Securities Laws.

(b)	Ivanhoe makes the representations and warranties contained in Section 12.2(a) to (l), (n), (o), (r) (s), (t), (u) and (v), (gg) to (kk) and (nn) to (oo) of the Private Placement Agreement but for purposes of such representations and warranties as incorporated into this Agreement (i) replacing references to the date “December 31, 2005” therein with the date “December 31, 2007”, (ii) replacing the phrase “this Agreement” therein with the phrase “the Private Placement Agreement”, (iii) construing references to the phrase “Ivanhoe Disclosure Letter” therein as having the meaning ascribed to such term in this Agreement and (iv) replacing the phrase “the First Closing Date and the Second Closing Date” therein with the phrase “the date of this Agreement”; provided that for the purposes of the certificate to be delivered at a Completion pursuant to Section 5.01(c) such references are intended to be to the subject Completion Date.

(c)	No Default has occurred and is continuing and, to the Knowledge of Ivanhoe, there exists no state of facts which after notice or lapse of time or both or otherwise would constitute an Event of Default.

(d)	Neither a formal valuation nor minority approval is required for the transactions contemplated by the Transaction Documents under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions or any other Applicable Law.

(e)	Ivanhoe has not, directly or indirectly, transferred the revenues or cash flows from the OT Project, including by way of royalties, technical fees or management fees, or any direct or indirect interest therein to any person.

(f)	Except as permitted under the Transaction Documents, Ivanhoe has not, directly or indirectly, entered into any off-take contracts or marketing contracts with respect to the OT Project.

(g)	There are no Encumbrances, directly or indirectly, on the whole or any part of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances.

(h)	The Transaction Documents are in full force and effect, enforceable against the Seller, Ivanhoe and the Material Subsidiaries, as applicable, in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

D-2

(i)	The Seller, Ivanhoe and each of the Material Subsidiaries, as applicable, has the power, authority and right to enter into and deliver the Transaction Documents.

(j)	There are no restrictions against the Seller, Ivanhoe or any of the Material Subsidiaries, as applicable, entering into any of the Transaction Documents or the performance of their obligations thereunder, except as otherwise described in this Agreement.

(k)	Neither the entering into nor the delivery of the Transaction Documents nor the completion of the transactions contemplated thereby by the Seller will (i) result in the violation of (A) any of the provisions of the constating documents or by-laws of the Seller, Ivanhoe or any of the Material Subsidiaries, (B) any agreement or other instrument to which the Seller, Ivanhoe or any of the Material Subsidiaries is a party or by which any of them is bound (including the Subject Contracts) or (C) any Applicable Law or (ii) result in (A) or permit the acceleration of the performance required by any material agreement to which the Seller or any of its Affiliates is a party or bound or to which its or any of its Affiliates’ material assets are subject or (B) the creation or crystallisation of any Encumbrance upon the Seller’s interest in the Subject Contracts or Subject Equipment.

(l)	Each of the Subject Contracts is a valid, binding and enforceable obligation of the parties thereto and the terms thereof have been complied with by the Seller (and, if applicable, its Affiliates) and there are no grounds for the rescission, avoidance or repudiation of any of the Subject Contracts and no notice of termination or intention to terminate has been received in respect thereof. Without limiting the foregoing, (i) the Seller (and, if applicable, its Affiliates) is not in breach of the terms of any of the Subject Contracts and has not varied or waived any of the terms of the Subject Contracts, whether by written agreement, contract or otherwise and (ii) the Seller’s rights under each of the Subject Contracts is valid, subsisting and uncontested, whether by the Supplier or any third party.

(m)	The Subject Contracts provided to the Purchaser or Rio Tinto are complete and the only agreements or arrangements in place between the Seller (and its Affiliates) and the corresponding Suppliers in relation to the equipments to be supplied thereunder, other than related service contracts disclosed in Schedule B to this Agreement.

(n)	To the Knowledge of Ivanhoe, none of the Suppliers is in breach of the terms of any of the Subject Contracts.

(o)	Schedule B provides full and accurate details of all prepayments made under the Subject Contracts to the date of this Agreement. Such schedule also include full particulars of related services contracts entered into to date in respect of (i) the Subject Equipment or (ii) the Subject Contracts or the equipment to be supplied thereunder.

(p)	The Subject Contracts will be assumed and transferred to the Purchaser and the Subject Equipment will be sold to the Purchaser free from all Encumbrances.

SCHEDULE “E”
REPRESENTATIONS AND WARRANTIES OF THE SELLER
(a)	The Seller has been duly organized and is a valid entity under the laws of Mongolia and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted and to own and lease its properties and assets and to the best of its knowledge, no proceedings have been taken or authorized by it or by any other person with respect to the bankruptcy, insolvency, liquidation or winding up of the Seller.

(b)	The Seller has the full power and authority to do all acts and things and execute and deliver all other documents as are required under the Transaction Documents to be done, observed or performed by it in accordance with its terms and the Seller has taken all necessary action to authorize the performance of the Transaction Documents and to observe and perform the provisions of the Transaction Documents in accordance with their terms including the transfer and assignment or sale, as applicable, of the Subject Contracts and Subject Equipment to the Purchaser for the consideration and upon the terms and conditions set forth in this Agreement.

(c)	The Transaction Documents to which it is a party have been duly executed and delivered by the Seller and constitute valid and legally binding obligations of the Seller enforceable against the Seller in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of the Transaction Documents nor the completion of the transactions contemplated thereby by the Seller will (i) result in the violation of (A) any of the provisions of the constating documents or by-laws of the Seller, Ivanhoe or any of the Material Subsidiaries, (B) any agreement or other instrument to which the Seller, Ivanhoe or any of the Material Subsidiaries is a party or by which any of them is bound (including the Subject Contracts) or (C) any Applicable Law or (ii) result in (A) or permit the acceleration of the performance required by any material agreement to which the Seller or any of its Affiliates is a party or bound or to which its or any of its Affiliates’ material assets are subject or (B) the creation or crystallisation of any Encumbrance upon the Seller’s interest in the Subject Contracts or Subject Equipment.

(e)	Except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with, any court, Governmental Authority or any third party is required by, or with respect to, the Seller or any of its Affiliates in connection with the execution, delivery and performance of this Agreement by the Seller or the consummation by the Seller of the transactions contemplated by this Agreement.

(f)	There is not, to the best of the Seller’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining its ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement.

E-2

(g)	The Seller hereby makes the representations and warranties provided by Ivanhoe in clauses (a) (as it relates to Section 12(c) of the Private Placement Agreement), (b) (as it relates to Sections 12.2(c), (g), (n), (o), (r), (t), (gg), (hh), (ii) and (kk) of the Private Placement Agreement), (c), (e) to (j), and (l) to (p), of Schedule D exclusively to the extent that they relate to the Seller but not to any extent that they relate to Ivanhoe or any Subsidiary of Ivanhoe other than the Seller.

SCHEDULE “F”
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
(a)	The Purchaser has been duly organized and is a valid entity under the laws of Singapore and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted and to own and lease its properties and assets.

(b)	The Purchaser has the full power and authority to do all acts and things and execute and deliver all other documents as are required under this Agreement to be done, observed or performed by it in accordance with its terms and the Purchaser has taken all necessary action to authorize the performance of this Agreement and to observe and perform the provisions of this Agreement in accordance with its terms.

(c)	The Transaction Documents to which it is a party have been duly executed and delivered by the Purchaser and constitute valid and legally binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

EXHIBIT I

DATED                      2008
RIO TINTO ALCAN PTE LTD.
and
IVANHOE MINES MONGOLIA INC. XXK
and
[ORIGINAL COUNTERPARTY]

DEED OF NOVATION
relating to [description of Subject Contract[s]]

DATE:
PARTIES:
(1)	RIO TINTO ALCAN PTE LTD., a company incorporated under the laws of Singapore and with registered office at 3 Temasek Avenue, 32-01 Centennial Tower, Singapore 039190 (the “Purchaser”);

(2)	IVANHOE MINES MONGOLIA INC. XXK, a company incorporated under the laws of Mongolia with registered office at [insert address] (the “Seller”); and

(3)	[Insert name of contracting party], a company incorporated under the laws of [insert jurisdiction of incorporation] with registered office at [insert address of registered office] (the “Original Counterparty”).
RECITALS
(A)	Each of the Seller and the Original Counterparty are parties to the Subject Contract[s] (as defined below).

(B)	The parties to this Deed have agreed that the Subject Contract[s] shall be novated in favour of the Original Counterparty and the Purchaser with effect from the Effective Date, subject to the terms and conditions of this Deed.

(C)	The parties to this Deed have further agreed that, subject to written notice being given by the Purchaser to the Original Counterparty, the Subject Contract[s] may, at a later date, be novated back in favour of the Original Counterparty and the Seller, subject to the terms and conditions of this Deed.

1.	INTERPRETATION

1.1	Definitions

In this Deed, the following words and expressions shall have the following meanings:

“Affiliate” means, in respect of a specified person, any person which Controls, is Controlled by, or is under common Control with, such specified person and, in the case of the Purchaser, “Affiliate” includes any member of the Rio Tinto Group;

“Business Day” means a day (excluding Saturday and Sunday) on which banks generally are open in Vancouver for the transaction of normal banking business;

“Control” used as a verb means, with respect to a body corporate, the right in all circumstances, directly or indirectly, to exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and, when used with respect to any other person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers;

“Deed” means this deed of novation; “Effective Date” means [insert date] 2008;

“Rio Tinto Group” means Rio Tinto plc (incorporated in England and Wales), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or controls directly or indirectly more than 50 per cent of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation; and

“Subject Contract[s]” means the long lead-time equipment supply contract[s] [and certain related supply and/or services contracts] between the Seller and the Original Counterparty, listed in Schedule 1, part A to this Deed and [a copy]/[copies] of which [is]/[are] attached in Schedule 1, part B to this Deed.

1.2	Recitals, schedules, etc

References to this Deed include the recitals and the schedules, which form part of this Deed for all purposes. References in this Deed to the parties, the recitals, clauses and schedules are references respectively to the parties and their respective successors and permitted assigns, the recitals to, clauses of and the schedules to this Deed.

1.3	Meaning of references

Save where specifically required or indicated otherwise:
(a)	words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof; and

(b)	references to a person shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a company, corporation or other body corporate shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established.
1.4	Headings

Clause and paragraph headings are inserted for ease of reference only and shall not affect construction.

2.	NOVATION IN FAVOUR OF ORIGINAL COUNTERPARTY AND PURCHASER

2.1	Assumption of obligations by the Purchaser

The Purchaser undertakes to the Original Counterparty that it will, from and including the Effective Date, discharge the obligations of the Seller under [each of] the Subject Contract[s] and otherwise observe, perform and be bound by all of the provisions of [each]/[the] Subject Contract binding on the Seller as if it had been a party to the Subject Contract[s] in place of the Seller with effect from and including the Effective Date, provided that it is acknowledged by each of the parties to this Deed that the Purchaser shall not be liable for any breach, non-observance or non-performance by the Seller of its obligations under [any]/[the] Subject Contract occurring prior to the Effective Date.

2.2	Release of obligations

With effect from and including the Effective Date, the Original Counterparty releases and discharges the Seller from the further performance of its obligations under the Subject Contract[s] and from all liabilities, claims and demands of any kind arising on or after the Effective Date under or in connection with the Subject Contract[s]. As from and including the Effective Date, the Original Counterparty accepts, in place of that performance and those liabilities, claims and demands, the undertaking of the Purchaser set out in clause 2.1, provided that this clause 2.2 is without prejudice to any liabilities, claims and demands of or made against the Seller in respect of any breach, non-observance or non-performance by the Seller of its obligations under [any]/[the] Subject Contract occurring prior to the Effective Date, which shall continue to be the responsibility of the Seller.

2.3	Rights granted to the Purchaser

The Original Counterparty undertakes to the Purchaser that it will, from and including the Effective Date, discharge all of its obligations under the Subject Contract[s] and otherwise observe and perform all the provisions of the Subject Contract[s] as if the Purchaser had been a party to the Subject Contract[s] in place of the Seller, and the obligations of the Original Counterparty had been owed to the Purchaser in place of the Seller.

2.4	Cessation of rights of the Seller

With effect from and including the Effective Date, the Seller shall cease to have any rights under the Subject Contract[s].

2.5	Indemnity

The Seller hereby undertakes fully to indemnify the Purchaser and keep the Purchaser fully indemnified at all times against any liability, loss, cost, damage or expense suffered, sustained or incurred by the Purchaser as a result of any act or omission of the Seller prior to the Effective Date giving rise to or (to the extent of such contribution) contributing to any breach or frustration of [any]/[the] Subject Contract or any claim or demand in respect of the subject matter of [any]//[the] Subject Contract.

3.	NOVATION IN FAVOUR OF ORIGINAL COUNTERPARTY AND SELLER

3.1	The parties acknowledge and agree that, pursuant to the terms of a separate agreement between, inter alia, the Purchaser and the Seller, the Purchaser has the conditional right to require the Seller to acquire, and the Seller has the conditional right to require the Purchaser to transfer to the Seller, [one or more of] the Subject Contract[s] at a future date (the “Transfer Right”).

3.2	In the event that the Transfer Right is exercised by either the Purchaser or the Seller, the Purchaser shall deliver to the Original Counterparty a written notice substantially in the form set out in Schedule 2 (a “Transfer Notice”) notifying the Original Counterparty that [one or more of] the Subject Contract[s] [have]/[has] been or [are]/[is] to be novated in favour of the Original Counterparty and the Seller and confirming the effective date of such novation (the “Transfer Date”).

3.3	In the event that that the Purchaser delivers a Transfer Notice to the Original Counterparty, the Original Counterparty hereby agrees and consents to the novation of the Subject Contract[s] identified in the Transfer Notice with effect from the Transfer Date in favour of the Original Counterparty and the Seller, and the parties hereby acknowledge and agree that such novation shall be subject to the following terms and conditions:
(a)	Assumption of obligations by the Seller

The Seller undertakes to the Original Counterparty that it will, from and including the Transfer Date, discharge the obligations of the Purchaser under [each of] the Subject Contract[s] and otherwise observe, perform and be bound by all of the provisions of [each]/[the] Subject Contract binding on the Purchaser as if it had been a party to the Subject Contract[s] in place of the Purchaser with effect from and including the Transfer Date, provided that it is acknowledged by each of the parties to this Deed that the Seller shall not be liable for any breach, non-observance or non-performance by the Purchaser of its obligations under [any]/[the] Subject Contract occurring during the period commencing on the Effective Date and ending on the day prior to the Transfer Date.
(b)	Release of obligations

With effect from and including the Transfer Date, the Original Counterparty releases and discharges the Purchaser from the further performance of its obligations under the Subject Contract[s] and from all liabilities, claims and demands of any kind arising on or after the Transfer Date under or in connection with the Subject Contract[s]. As from and including the Transfer Date, the Original Counterparty accepts, in place of that performance and those liabilities, claims and demands, the undertaking of the Seller set out in clause 3.3(a), provided that this clause 3.3(b) is without prejudice to any liabilities, claims and demands of or made against the Purchaser in respect of any breach, non-observance or non-performance by the Purchaser of its obligations under [any]/[the] Subject Contract occurring during the period commencing on the Effective Date and ending on the day prior to the Transfer Date, which shall continue to be the responsibility of the Purchaser.

(c)	Rights granted to the Seller

The Original Counterparty undertakes to the Seller that it will, from and including the Transfer Date, discharge all of its obligations under the Subject Contract[s] and otherwise observe and perform all the provisions of the Subject Contract[s] as if the Seller had been a party to the Subject Contract[s] in place of the Purchaser, and the obligations of the Original Counterparty had been owed to the Seller in place of the Purchaser.

(d)	Cessation of rights of the Purchaser With effect from and including the Transfer Date, the Purchaser shall cease to have any rights under the Subject Contract[s].

(e)	Indemnity

The Purchaser hereby undertakes fully to indemnify the Seller and keep the Seller fully indemnified at all times against any liability, loss, cost, damage or expense suffered, sustained or incurred by the Seller as a result of any act or omission of the Purchaser during the period commencing on the Effective Date and ending on the day prior to the Transfer Date giving rise to or (to the extent of such contribution) contributing to any breach or frustration of [any]/[the] Subject Contract or any claim or demand in respect of the subject matter of [any]//[the] Subject Contract.
4.	WARRANTIES

4.1	Each party to this Deed represents and warrants to each other party that:
(a)	it has full power, authority and legal right to execute and perform this Deed;

(b)	it has taken all necessary legal and corporate action to authorise the execution and performance of this Deed;

(c)	this Deed constitutes a legal, valid and binding obligation of such party in accordance with its terms; and

(d)	neither the entering into nor the performance of this Deed will result in the violation of any of the provisions of its constating documents or by-laws or any applicable law, judgment or judicial or administrative order.
4.2	Each of the Seller and the Original Counterparty severally represents and warrants to the Purchaser that, as at the date of this Deed:
(a)	[each]/[the] Subject Contract is complete and constitutes the entire agreement between the Seller and the Original Counterparty relating to the subject matter of [that]/[the] Subject Contract and there are no other parties to or beneficiaries of [each] such Subject Contract;

(b)	[each]/[the] Subject Contract is valid and binding and the terms thereof have been fully complied with by the parties and there are no grounds for the rescission, avoidance or repudiation of [any]/[the] Subject Contract and no notice of termination or intention to terminate has been received in respect thereof. Without limiting the foregoing, (i) neither the Seller nor the Original Counterparty is in breach or default of the terms of [any]/[the] Subject Contract and has neither varied or waived any of the terms of [any]/[the] Subject Contract, whether by written agreement, contract or otherwise and (ii) the Seller’s and the Original Counterparty’s rights under[each]/[the] Subject Contract are valid, subsisting and uncontested, whether by the Seller, the Original Counterparty or any third party;

(c)	neither the Seller nor the Original Counterparty has any outstanding liability, claim or demand against the other; and

(d)	Schedule 1, part C provides full and accurate details of all prepayments made under the Subject Contract to the date of this Deed.
5.	GENERAL

5.1	Benefit of the agreement This Deed will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

5.2	Entire agreement

This Deed constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Deed.

5.3	Further assurances

Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments or documents as may be reasonably necessary or desirable to implement and carry out the intent and purpose of this Deed.

5.4	Severability

If any provision of this Deed or any part hereof or thereof shall be found or determined to be invalid, illegal or unenforceable in any jurisdiction, it shall for the purposes of such jurisdiction only be severable from this Deed and the remainder of this Deed shall for the purposes of such jurisdiction only be construed as if such invalid, illegal or unenforceable provision or part had been deleted.
5.5	Amendments and waivers

No modification of or amendment to this Deed shall be valid or binding unless set forth in writing and duly executed by the parties and no waiver of any breach of any term or provision of this Deed shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

5.6	Assignment

This Deed and the rights and obligations hereunder may not be assigned by the Seller or the Original Counterparty. This Deed and the rights and obligations hereunder may be assigned by the Purchaser without the consent of the Seller or the Original Counterparty to one or more Affiliates of the Purchaser, provided that any such assignee delivers its written agreement to each of the Seller and Original Counterparty to be bound by the provisions of this Deed in all respects and in the place and stead of the Purchaser, upon and following which all rights and obligations under this Deed will be duly transferred to such assignee and the Purchaser will be relieved therefrom.

5.7	Notices

All notices, payments and other required or permitted communications (each a “Notice”) to a party will be in writing, and will be addressed respectively as follows:

To the Purchaser:
Rio Tinto Alcan Pte Ltd.
3 Temasek Avenue
32-01 Centennial Tower
Singapore 039190
Facsimile No.:	65 6464 8000
Attention:	Alan Hustwick

With a copy to:

Chief Executive Copper Group
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom

Facsimile No.:	+ 44 207 781 1836

To the Seller:

Ivanhoe Mines Mongolia Inc. XXK
c/o Ivanhoe Mines Ltd.
654 – 999 Canada Place
Vancouver, BC V6C 3E1

Facsimile No.:	(604) 682 2060
Attention:	Corporate Secretary

To the Original Counterparty:

[insert address]

Facsimile No.:	[insert fax number]
Attention:	[insert name]
or at such other address or fax number or to such other contact person as a party may give notice to the other party. All Notices will be given by registered mail with acknowledgement of receipt, or by courier, or by fax, with confirmation by registered mail or courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:
(a)	if delivered by hand, immediately;

(b)	in the case of delivery by mail or courier, two Business Days after the date of posting (if posted or couriered to an address in the same country) or five Business Days after the date of posting (if sent by courier to an address in another country); and

(c)	in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day in the place to which the notice or communication is sent or is received later than 4:00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.
5.8	Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of the terms of this Deed.

5.9	Counterparts

This Deed may be executed in any number of counterparts, and it will not be necessary that the signatures of all parties be contained on any counterpart. Each counterpart will be deemed an original, but all counterparts together will constitute one and the same instrument. A party may deliver an executed copy of this Deed by facsimile or e-mail transmission, provided such party shall thereafter deliver to the other parties an original executed copy of this Deed.

5.10	Governing law and submission to jurisdiction

The construction, validity and performance of this Deed shall be governed by the laws of England and Wales. The parties to this Deed irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction over any claim or matter arising under or in connection with this Deed and that accordingly any proceedings in respect of any such claim or matter may be brought in such court.

IN WITNESS WHEREOF the parties have executed and delivered this Deed on the date first written above.

RIO TINTO ALCAN PTE LTD.
By:
Name:
Title:

By:
Name:
Title:
IVANHOE MINES MONGOLIA INC. LLC
By:
Name:
Title:

By:
Name:
Title:
[ORIGINAL COUNTERPARTY]
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 1
Part A
List of Subject Contract[s]
Part B
Cop[y]/[ies] of Subject Contract[s]
Part C
Prepayments under Subject Contract(s) to date

SCHEDULE 2
Transfer Notice
TRANSFER NOTICE
Served pursuant to Deed of Novation dated [insert date]
TO:
          [insert name of ORIGINAL COUNTERPARTY]
          [insert address of Original Counterparty]
FROM:
          RIO TINTO ALCAN PTE LTD. (the “Purchaser”)
NOTICE OF TRANSFER:
Pursuant to Clause 3.2 of a Deed of Novation (the “Deed”) dated [insert date] between the Purchaser, Ivanhoe Mines Mongolia Inc. XXK (the “Seller”) and you, we hereby notify you that with effect from the Transfer Date specified below, the Subject Contract[s] identified below shall be novated in favour of you and the Seller in accordance with, and subject to the terms and conditions of, the Deed.
TRANSFER DATE: [insert date]
SUBJECT CONTRACT[S]:
          [list Subject Contract[s]]
Without prejudice to the effect hereof, we would be grateful if you would please acknowledge safe receipt of this Transfer Notice by signing and returning the enclosed copy in the manner indicated below.

For and on behalf of Rio Tinto Alcan Pte Ltd.
Safe receipt acknowledged by [insert name of Original Counterparty]:

By:

Name:

Title:

EXHIBIT II

BILL OF SALE
THIS BILL OF SALE is made •, 2008
BETWEEN
IVANHOE MINES MONGOLIA INC. LLC, a corporation incorporated under the laws of Mongolia (hereinafter referred to as the “Vendor”),
- and -
RIO TINTO ALCAN PTE LTD., a corporation incorporated under the laws of Singapore (hereinafter referred to as the “Purchaser”).
          WHEREAS the Vendor, the Purchaser and Ivanhoe Mines Ltd. entered into a contract assignment arrangement agreement made as of August 13, 2008 providing, among other things, for the sale of certain equipment of the Vendor to the Purchaser;
          AND WHEREAS the Vendor is possessed of the equipment hereinafter described and this bill of sale has been made pursuant to the said contract assignment arrangement agreement for the absolute sale to the Purchaser of such equipment;
          NOW THEREFORE THIS BILL OF SALE WITNESSES that in consideration of the premises and the covenants and agreements herein contained and $• of lawful money of the United States of America now paid by the Purchaser to the Vendor and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties agree as follows:
ARTICLE 1 — INTERPRETATION
1.01 Definitions
          In this Bill of Sale, unless something in the subject matter or context is inconsistent therewith:
“Closing Time” means 9:00 a.m. (Vancouver time) on •, 2008.
“Contract Assignment Arrangement Agreement” means the contract assignment arrangement agreement made as of August 13, 2008 between the Vendor, the Purchaser and Ivanhoe, as amended from time to time.
“Encumbrances” has the meaning ascribed thereto in the Contract Assignment Arrangement Agreement.
“Equipment” means the equipment described in Schedule A including all (i) spares and supplies in the Vendor’s possession or under its control relating thereto, (ii) plans, specifications, manuals and other records, books and documents in the Vendor’s possession or under its control relating thereto and (iii) warranties relating thereto.
“Ivanhoe” means Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory.
1.02 Headings
          The division of this Bill of Sale into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Bill of Sale. The terms “hereof”, “hereunder” and similar expressions refer to this Bill of Sale and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Bill of Sale.
1.03 Extended Meanings
          In this Bill of Sale words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term “including” means “including without limiting the generality of the foregoing”.
ARTICLE 2 — CONVEYANCE
2.01 Conveyance
          Subject to the terms and conditions of the Contract Assignment Arrangement Agreement, the Vendor hereby grants, transfers, conveys, assigns and sets over to the Purchaser, its successors and assigns, all of its right, title, benefit and interest in and to all the Equipment as at the Closing Time.
2.02 Representations
          In addition to the representations and warranties given by the Vendor in the Contract Assignment Arrangement Agreement, the Vendor represents and warrants to the Purchaser that (i) the Vendor has all right, title and interest to Equipment free and clear from all Encumbrances, (ii) the Equipment has been properly maintained and is in good working order and (iii) the Equipment is located as set forth in Schedule A.
ARTICLE 3 — SUBSTITUTION AND SUBROGATION
3.01 Substitution and Subrogation
          The conveyance of the Equipment unto the Purchaser, its successors and assigns, hereunder is with full rights of substitution and subrogation of the Purchaser, its successors or assigns, to the extent possible, in and to all covenants and warranties by others heretofore given or made in respect of the Equipment or any part thereof.
ARTICLE 4 — REMEDIES
4.01 Remedies
          The rights and remedies of the parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights or remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.
ARTICLE 5 — FURTHER ASSURANCES
5.01 Further Assurances
          Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Bill of Sale.
ARTICLE 6 — GENERAL
6.01 Governing Law
          This Bill of Sale will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.
6.02 Arbitration
          All disputes arising out of or in connection with this Bill of Sale shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in force at the time the arbitral proceedings commence. The place of arbitration shall be Vancouver, Canada and the proceedings shall be conducted in English.
6.03 Assignment
          This Bill of Sale and the rights and obligations hereunder may not be assigned by the Vendor. This Bill of Sale and the rights and obligations hereunder may be assigned by the Purchaser without the consent of the Vendor to one or more Affiliates of the Purchaser, provided that any such assignee enters into a written agreement with the Vendor to be bound by the provisions of this Bill of Sale in the place and stead of the Purchaser, upon and following which all rights and obligations under this Bill of Sale will be duly transferred to such assignee and the Purchaser will be relieved therefrom. For greater certainty, the Purchaser shall be permitted to assign, in whole or in part, the benefit of the representations and warranties of the Vendor under this Bill of Sale to any future purchaser of all or any of the Equipment.

6.04 Amendments and Waivers
          No modification of or amendment to this Bill of Sale shall be valid or binding unless set forth in writing and duly executed by the parties and no waiver of any breach of any term or provision of this Bill of Sale shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.
6.05 Benefit of the Agreement
          This Bill of Sale will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.
6.06 Counterparts
          This Bill of Sale may be executed in any number of counterparts, and it will not be necessary that the signatures of both parties be contained on any counterpart. Each counterpart will be deemed an original, but all counterparts together will constitute one and the same instrument. A party may deliver an executed copy of this Bill of Sale by facsimile or e-mail transmission, provided such party shall thereafter deliver to the other parties an original executed copy of this Bill of Sale.
          IN WITNESS WHEREOF the parties have executed this Bill of Sale.

RIO TINTO ALCAN PTE LTD.
By:
Name:
Title:

IVANHOE MINES MONGOLIA INC. LLC
By:
Name:
Title:

Schedule A
Equipment

EXHIBIT III
[*]

[*] Redacted pursuant to Section 12.2(3) of National Instrument 51–102